Commission File No. 0-30430

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 10-SB/A
                                 Amendment No. 2


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
      Pursuant Section 12(b) or (g) of the Securities Exchange Act of 1934


                              INTERMOST CORPORATION
                  ---------------------------------------------
                 (Name of Small Business Issuer in its charter)


           Utah                                        87-0418721
----------------------------------         ------------------------------------
(State or other jurisdiction               (I.R.S. Employer Identification No.)
 of incorporation or organization)


                  38 Floor, Guomao Building, Renmin South Road
                             Shenzhen, China 518005
               --------------------------------------------------
               (Address of principal executive offices)(Zip code)


Issuer's telephone number, including area code:  86 755 220 1941

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                      Name of each exchange on which
      to be so registered                      each class is to be registered
     ---------------------                     -------------------------------
             None                                           None


Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, $0.001 par value
                         ------------------------------
                                (Title of class)

     The Company operates through its various subsidiaries, all of which are located outside of the United States. Unless otherwise indicated or the context otherwise requires, the term Company refers collectively to Intermost Corporation and its subsidiaries. All references to China or the PRC are to the People's Republic of China. The Company's financial statements are presented in United States Dollars ("US$"). The Company's sales are principally in Hong Kong Dollars ("HK$") and Renminbi ("Rmb"). At September 30, 1999, the prevailing exchange rate of US$ into HK$ and Rmb was US$1.00 = HK$7.746 and US$1.00 = Rmb 8.279.


Item 1.  Business.

General

     Intermost Corporation (the "Company"), a Utah corporation, through its subsidiaries, is an Internet provider of company and product information designed to meet the needs of businesses doing business, or seeking to do business, in China. The Company was a publicly traded "shell company" prior to acquiring its Chinese operations and continues to be organized under the laws of the State of Utah following the acquisition. We operate within what is commonly referred to as the "business-to-business" segment of the Internet in which products and services are offered principally to businesses as compared to the "business-to-consumer" segment of the Internet in which products and services are offered principally to consumers. Our web site, www.ChinaE.com, includes a searchable database of Chinese products and companies. Visitors to our site use our company and product database to gather and distribute information designed to support and facilitate domestic and international trade. Chinese and international businesses utilize our site to identify potential business partners and needed products and services and to list their own product and service offerings, both domestically and internationally. It is our objective to establish our site as the recognized gateway for company and product information searches in China. We attempt to provide potential advertisers and e-commerce partners with a large, demographically desirable audience, who as a group, are affluent, highly educated and willing to conduct business over the Internet.


     In addition to the database services, and related advertising and e-commerce services, offered via our web site, we offer Internet and Intranet services to the Chinese market, including web site design, hosting and
maintenance,   development  and  implementation  of  e-commerce  strategies  and applications, and development and implementation of intranet strategies and applications within companies.

     Our operations are located entirely in China and Hong Kong.

History and Development of the Company

     The Company was incorporated as La Med Tech, Inc. under the laws of the State of Utah on March 6, 1985. The Company changed its name to Entertainment Concepts International during 1987, to Lord & Lazarus, Inc. during 1988 and to Utility Communication International, Inc. during 1996.

     From inception through October of 1998, the Company's operations were limited to efforts to identify and acquire, or merge with, one or more operating businesses.

     In October 1998, the Company acquired all of the issued and outstanding shares of Intermost Limited ("IML"), a British Virgin Islands Company, in exchange (the "Exchange") for the issuance of 4,970,000 shares of the Company's common stock, representing 58.7% of the outstanding shares of the Company following the Exchange. IML was formed in January of 1998 to develop a Chinese-language internet business portal and provide state-of-the-art internet services with a view to becoming a leading provider of such services in China. Following the Exchange, the Company changed its name to Intermost Corporation, terminated all of its prior activities, adopted the business plan of IML and appointed the officers and directors of IML to replace previous management. Our principal offices are located at 38th Floor and 41st Floor, Guomao Building, Renmein South Road, Shenzhen, China 518005, telephone number is 86-755-220-1941.

Organizational Structure

     Our structure following the Exchange, reflecting our major subsidiaries with their jurisdictions of organization as of October 15, 1999, was as follows:

                              Intermost Corporation
                                     (Utah)



                                                      100%
                                Intermost Limited
                            (British Virgin Islands)


                                                      100%

  IMOT Information       China E. Com Information       Intermost (Hong Kong)
     Technology               Technology Ltd.                 Limited
   (Shenzhen) Ltd.                 (PRC)                    (Hong Kong)
        (PRC)

               70%

   Shenzhen Jiayin
 Electronic Commerce
   (Information)
 Technology Co., Ltd.
       (PRC)

The Intermost Approach

     While company and product data is available from a variety of sources in the United States, both in print and online, similar data regarding Chinese companies and products is not as readily available. We believe this lack of company and product data impedes the efficient operation and growth of companies which are doing business, or seeking to do business, in China and presents an opportunity for us to utilize our company and product database to become a reliable and recognized source of such data.

     We provide high-quality, cost-effective and useful business information, products and services that are essential to businesspeople today to support domestic and international trade in China and provide an attractive environment for organizations seeking to establish advertising or e-commerce relationships.

     Key elements to the Intermost approach are:

     -- Comprehensive Reliable Content. Our staff of researchers, writers, editors and online producers compile useful business information from reliable sources on a wide variety of products and services and companies which offer those products and services. We offer easy-to-read content in both English and Chinese. Our editorial staff is constantly updating our database content to ensure the quality and timeliness of information.

     -- Focus on the Information Needs of Chinese Business. We understand and focus on the information needs of companies seeking to do business in China. We leverage our unique content to offer products and services that meet the business needs of companies doing business, or planning to do business, in China. For example, a visitor may learn quickly about product demand, product availability, product sources and competition. Visitors may also promote their companies and products by submitting information for inclusion in our database. Additionally, users may access information from our site regarding Chinese trade and investment regulations, current financial and economic news in China, special product offerings included in our Trade Center section as well as accessing multiple search engines and a domain name search engine.


     -- Cost Effective Information Offerings. We presently offer, free of charge, access to our database of approximately 300,000 enterprises and 300 product categories where visitors can view brief enterprise and product overviews, which include the name, address, telephone and fax numbers, e-mail address, web site and a brief description of the business and products offered as well as more detailed company profiles, more in-depth product information and the latest supply and demand information. It is our plan, market conditions permitting, to continue to offer access to basic company and product information free of charge and to offer the more detailed company information, product information and supply and demand information on a subscriber or pay-per-view basis pursuant to which it is expected that subscribers will pay a nominal charge (presently expected to average $20 per month) for access to such data. We have not, as yet, begun efforts to launch our subscriber or pay-per-view service and have not set a date to begin such efforts. There is no assurance that we will ever be able to launch our anticipated subscriber or pay-per-view service or that such a service will be accepted by the market.


     -- Efficient Internet Sales Channel. By deploying an Internet-based distribution model, we are able to introduce our business information and services at no cost to the visitor. We create direct relationships with individuals within enterprises, which facilitates future enterprise wide sales. Our mass audience allows us to offer business information on a more cost-effective basis than traditional providers.


     Our goal for our site is to attract a large, demographically desirable audience of business users that makes us attractive to advertisers, sponsors and businesses with which we may establish e-commerce relationships. We offer banner and button advertisements on our web site, sponsorships for organizations who want to integrate their advertisements or products with selected content on our web site and e-commerce opportunities for organizations who want to sell their products on our web site. Moreover, we offer combined arrangements that can integrate components of advertisement, sponsorship and e-commerce.


     -- Leverage Web Traffic to Promote Internet and Intranet Service Offerings. By deploying an Internet-based distribution model and offering company and product listings, we are able to establish name recognition and introduce our internet and intranet service offerings at no cost to the visitor. Businesses which list on our site are prime candidates for the sale of related internet and intranet services necessary to design, implement, maintain and host web sites and facilitate e-commerce activities.

Business Strategy

     Our goals are to be one of the Internet destinations that businesses in the Chinese market depend on daily to perform mission-oriented tasks and to facilitate their business-related transactions as well as to offer advertisers, sponsors and e-commerce relationships an attractive environment and to become a leading provider of web design, maintenance and hosting services and intranet design and implementation services in China. The key elements of our strategy include:

     -- Increasing Brand Awareness. We will continue to build ChinaE.com brand awareness and reputation. We intend to build our internal marketing capabilities through marketing, public relations campaigns and image advertising.

     -- Enhancing and Expanding Core Content and Tools. We will continue to build the depth and breadth of our coverage of companies, industries and products by expanding our database and may license additional company and industry information from third parties. We will seek to forge new and expanded distribution and content relationships. In order to increase the frequency and duration of our viewers' visits to our site, we intend to develop additional services, tools and online resource centers tailored to the Chinese market that businesspeople can use to perform mission-oriented tasks in areas such as professional development, business travel and corporate operations. By enhancing and expanding our core content and tools, we intend to make our site a destination where businesspeople interested in the Chinese market can improve their professional skills and resources and transact business multiple times a day.

     -- Increasing the Number of Visitors. We intend to attract more visitors to our web site through our marketing relationships, increasing our direct Internet marketing and advertising on radio and in trade publications. We plan to expand our relationships with frequently visited and well-known Web sites and establish new relationships that allow us to introduce our content to a broader audience. We also intend to create sponsor areas on popular web sites frequented by businesspeople.

     -- Establishing a Reputation as a Leading Provider of Internet and Intranet Services. We intend to establish name recognition, customer loyalty and a reputation for quality services through the operation of our company and product database. We offer our full range of Internet and Intranet services on the ChinaE.com site and at our company site. We intend to supplement the customers who seek our Internet and Intranet services directly from our web sites with targeted service offerings to companies which list their products and services at our site. We believe those companies will have identified the need for an Internet presence in their marketing and product sourcing and will be prime candidates for a broad range of Internet and Intranet services.

Intermost Products and Services

     Our principal product and service offerings include (1) content delivered through our web site, www.ChinaE.com, (2) advertising, e-commerce and sponsorships made available through our web site, and (3) internet and intranet consulting services.

-- ChinaE.com Portal Content

     Our portal, www.ChinaE.com, which we refer to as "A Comprehensive China Product and Business Portal", is designed to meet the information needs of businesses in, or seeking access to, the Chinese market and to serve as a window to international markets for Chinese businesses and a gateway to access China product and company information for international companies. ChinaE.com, which was launched in July 1998, is a bilingual (both Chinese and English) web site which offers business content through our Chinese product and company database, online business tools, Chinese financial and economic news, a product trade center and search engines. This basic structure is expected to attract an audience which, as a group, are affluent, highly educated and willing to conduct business over the Internet, allowing our site to be an attractive host to online advertisers, e-commerce partners and sponsors.

     Traffic on our web site has increased steadily since inception with the number of hits on our site growing from approximately 10,000 in January 1999 to approximately 50,000 in September 1999.

     -- Content Services. Our content services are tailored to meet the business information needs of Chinese and international companies which are doing business, or seeking to do business, in the Chinese market. At the heart of our content services is our database of Chinese products and companies. At October 1, 1999, we had a database including product and company information for approximately 1,000,000 products and 300,000 companies. Our database is searchable in English or in Chinese by product or by company name. Additionally, all products included in our database are categorized and users may access information with respect to suppliers of products in each of the following categories, and within subcategories underneath those categories:

*    Electrical & Electronic Equipment
*    Machinery, Tools, Equipment
*    Food, Beverage, Tobacco
*    Textile, Garment, Leather
*    Furniture, Wood Products, Paper
*    Chemical
*    Plastic, Rubber, Non-Metal
*    Metal Smelting & Processing
*    Import & Export, Wholesale, Retail
*    Mining, Oil Exploitation
*    Power, Gas & Water Supply
*    Construction
*    Transportation, Communication
*    Financial, Insurance, Entertainment

     Our database allows buyers and sellers to share information with the business community, promote products and businesses, source products and identify potential business partners. Basic product information and company information, including web site information, is free to all users. More detailed information, such as detailed company profiles, detailed product information and updated supply and demand information is also available to users for free at this time. We plan, market conditions permitting, to offer access to our more detailed company, product and supply and demand information on a subscriber, or pay-per-view, basis in the future at nominal charges (expected to average $20 per month). We have not, as yet, begun efforts to offer our subscriber or pay-per-view service and have definitive time table on which we expect to began offering such service.

     At October 1, 1999, we had a staff of approximately 20 researchers, writers, editors and Internet content producers. Our staff collects company and product information from companies, governmental agencies, trade exhibitions and publications, a variety of Internet-based and print resources and individual gathering efforts. Companies are encouraged to submit product and company information as a means of promoting their business and may submit information directly to our editorial staff by e-mail or by fax. Our editorial staff compiles and organizes the data and continuously manages and updates the database to ensure the quality and timely of the information.

     In addition to offering a broad amount of information from our company and product database, we provide a variety of information and tools on our web site to address the needs of companies doing business in China. Among the other resources available at our web site are:

     * Trading Center. Our trading center is a bulletin board service where buyers and sellers can post specific information regarding products, services and business opportunities.

     * Financial and Economic News. The financial and economic news portion of our web site provides headlines and text of selected news stories pertaining to financial and economic matters of interest to companies doing business in China.

     * Business Tools. Our web site includes links to a variety of business tools designed to assist companies doing business in China, including links to (1) a summary of Chinese trade regulations, (2) a summary of Chinese investment regulations, (3) airlines providing service to China, (4) hotels in China, and (5) delivery services.

     * Search Engines. Our web site includes links to major search engines, including Yahoo, Lycos, Excite, Infoseek, and AltaVista.

-- Advertising, E-Commerce and Sponsorships

     We are focused on providing our advertisers, sponsors and e-commerce relationships with a large, demographically desirable audience. Through demographic profiling and targeted marketing, ChinaE.com attempts to attracts visitors who as a group are highly educated, professional, affluent and comfortable transacting business over the Internet. We display advertisements throughout ChinaE.com and sponsorship, advertising and e-commerce revenues support the free portions of our Web site.

     -- Advertising. The Internet has become a new means of communication, marketing and distribution for the advertising industry. Currently, advertising on the Internet consists primarily of:

     * Banner ads. Banners are small, usually rectangular graphics that appear on most Web sites. Like roadside billboards the messages are usually static and appear at the top of a Web page.

     * Button ads. Buttons are small, squarish ads that are usually at the bottom of a Web page and contain only a corporate name or brand. Clicking on the button takes the online viewer directly to the corporate Web site which allows advertisers to directly interact with the online viewer.

     * Sponsorship or co-branded ads. Sponsorships are strategically placed corporate or brand names ads, possibly including a banner or button, which attempt to integrate a company's brand or products with the content on targeted Web sites. The goal of sponsorships is to cause users to strongly identify the advertiser with the mission, or content, of the Web site.

     We enter into agreements with advertisers pursuant to which advertisements are placed on our Web site and we guarantee a minimum number of impressions for a fixed fee. Our list price for advertising currently ranges from $25 to $30 for each 1,000 impressions generated. Actual ad rates depend upon a variety of factors, including the duration of the advertising contract, whether the ads are targeted to a particular audience or are "run-of-site" advertisements, and the number of impressions purchased, and are often negotiated on a case-by-case basis.

     We utilize third-party ad-services technology to support our advertisers to assure proper placement, delivery and targeting of advertisements on our site and accurate collection of data to measure the effectiveness of advertising, including number of impressions, viewing time, viewer demographics and click-through rates.

     As of October 1, 1999, our advertising sales staff consisted of 23 representatives. Representative organizations which advertised on our site during 1999, and their industries, include:

             XinFei Electric                    Electric Appliance
             Galanz Electroinics                Electronic Appliance
             AnHui Huangshan                    Tourism/Travel
             Wuliangye Group                    Beverage/Liquor
             Jiangxi Phenix Optical
                Instrument Co.                  Optical Instrument

     -- E-Commerce. E-Commerce refers to financial transactions carried out over the Internet. E-Commerce is not currently developed in China to the extent it is in the United States. This is due to, among other reasons, the difficulty in securing online payment since credit cards are not commonly accepted, used or available in China. E-Commerce revenues are typically derived from per transaction fees or percentage of sales fees directly generated by the placement of links on a Web site to an online merchant site or online store.

     As of September 30, 1999, we had generated minimal revenues from e-commerce transactions. As the e-commerce market develops and matures in China, we are forming strategic relationships to capitalize on opportunities in e-commerce, including the formation of joint ventures with name brand manufacturers to sell products directly from our Web site, such as:

     * Yiwen Book Store. Our initial efforts in establishing e-commerce joint ventures produced an agreement, in April 1999, with Yiwen Book Import and Export Company to establish an online bookstores of Chinese titles. Yiwen is a state-owned business affiliated with New China Book Stores with over 120,000 titles in inventory. Under the terms of the agreement with Yiwen, we will design and manage the bookselling site and provide e-commerce consulting services. Yinwen will provide warehouse space, access to its product inventory and product delivery services. At October 15, 1999, we had completed design of the bookselling site as well as establishing all required interfaces and online payment systems and a database with book covers, book information, book reviews and commentaries was being compiled. We are performing a market study to fine-tune the site operations and plan to conduct a promotional campaign in advance of the site launch. Launch of the bookselling Web site is expected to occur during the first half of 2000.

     * Jiayin Cyber-Cash Joint Venture. In June of 1999, we entered into a joint venture to develop an Internet payment system and telephone payment system to address the relative lack of credit card usage in China. At October 15, 1999, our partner had completed development of the telephone payment system and the system was operational. At December 15, 1999, initial development and testing of the Internet payment system, or "cyber-cash" system, was complete and the system was capable of accepting credit card payments on foreign banks and debit card payments on Chinese banks. Implementation of the cyber-cash system is subject to approval of the system by the Central Bank. See "Strategic Alliances and Acquisitions."

-- Internet and Intranet Consulting Services

     Our  network  solutions  services  offer a range of Internet  and  Intranet solutions designed to improve the implementation of Internet and Intranet technology in marketing, business development, communications and operations of Chinese companies. Our services include strategy consulting, analysis and design, technology development, implementation and integration, audience development and maintenance. Our network solutions services are closely tied to and integrated with our Web site operations, allowing us to translate our services into additional content, traffic, advertising and e-commerce opportunities on our Web site while our Web site operations generate additional network service opportunities.

     -- Internet Solutions. We provide our clients with a wide range of Internet solutions that are tailored to their individual needs. Our Internet solutions services include:

     * Web Site Design. We provide our clients with Web site design services in order to create visually appealing and easily navigable Web sites based on the strategic objectives, targeted audience and marketing objectives of our clients.

     * Web Site Hosting and Maintenance. We provide our clients with complete Web site hosting and maintenance services utilizing our network facilities and dedicated, leased line connections supported by our technical staff. We provide turnkey access solutions which are scalable to every customer's size, applications, utilization rates and growth plans.

     * Strategic Consulting. We provide our clients with complete consulting services designed to maximize the client's return on its Internet investment. We provide services to develop a focused strategy, plan for implementation and operation of our client's e-commerce business, and deliver a stable maintainable business application. We study our client's business objectives, business models and Internet budget and provide our clients with the methodologies and content solutions needed to build a successful Internet application.

     * Technology Consulting, Integration and Testing. We provide our clients with complete consulting services designed to select, integrate and test all hardware and software necessary to meet the client's Internet objectives. Technology services offered range from project management, architectural planning, hardware and software selection, coding, and pre-operation testing to audits following implementation to assure that the system and all applications are fully tested and fulfill the client's requirements.

     -- Intranet Solutions. Intranets are mini-versions of the Internet designed for the exclusive use of a company, its employees and its business partners. Intranets can span an enterprise, connecting local area networks, or LANs, computer systems and users throughout an organization, both local and remote, into a highly reliable, secure private environment for electronic business communication, computing and database operations. Intraneting can allow an organization to collect data from within and outside of the organization, eliminating the cost of replicating data and re-engineering existing systems, allowing users secure access to critical data in the system and to the Internet. We provide our clients with a wide range of Intranet solutions that are tailored to their individual needs. Our Intranet solutions services include:

     * System Design and Implementation. We provide our clients with complete consulting services designed to meet our client's enterprise computing and communications needs applying a scalable development methodology that is highly adaptable to a client's project needs and to existing project management process. We develop a complete needs assessment and requirements definition for each client's project, then map the business processes and data flows. We quickly create a model that shows exactly how the finished site will look and work. We work closely with each client in selecting, installing and integrating hardware and software, testing the system and training the client's staff to assure that the system meets the client's needs.

     * Database Integration and Management. We provide our clients with complete consulting services designed to meet our client's database operations needs. We work with clients to gather the initial data to be used in the project, then maintain an ongoing relationship with end-users and information technology units to keep the application up-to-date. We seamlessly integrate existing database management systems with external and internal sites providing users easy access to existing data, including inventory, market research, human resources and product information.

     * Web Enabling. We provide our clients with complete consulting services designed to fully integrate the client's Intranet and database systems with the Internet.

Technology Infrastructure

     Our technology infrastructure consists of multiple UNIX and Windows NT servers and backup server systems located in our Shenzhen office. Our servers are connected to the primary government owned Internet Service Provider ("ISP") in China, ChinaNet, through multiple T3 connections. Each of our servers is designed for ease of capacity expansion and replication.

     We also lease servers and equipment in the United States which mirrors our Web site and is used to improve access to our Web site in the United States. This mirroring operation is provided by n-vision from its facilities in Allentown, Pennsylvania. N-vision provides multiple DS3 connections to the Internet and regularly provides mirroring operations.

     Our technology infrastructure is administered and maintained by our in-house technology staff with all facilities and servers being monitored 24 hours per day, 7 days per week. All facilities and technologies are protected by security measures and by multiple uninterruptible power supplies.

     Our technology infrastructure has been designed, and is built, to ensure quality of service, as measured by performance, reliability, security and availability, quality of information, as measured by data storage and backup, scalability, bandwidth administration, and administration, statistical monitoring and analysis and operations.


     Operation of our technology infrastructure in China is substantially dependent upon the Chinese telecommunications infrastructure. The telecommunications infrastructure in China is not well developed in comparison to the United States. In addition to reliance on the basic telecommunications infrastructure in China, our ability to access the internet in China is dependent upon the "backbone", or series of interconnecting networks, owned and operated by the Chinese government. This network connects with international gateways to the internet and, under Chinese regulations, is the only channel through with Chinese internet networks can connect to the international internet. (See "Regulation") While we have experienced no difficulties to date as a result of our reliance on the Chinese telecommunications infrastructure and backbone, there is no assurance that such infrastructure and backbone will be adequate to support our operations as the number of internet users in China grows. If the necessary infrastructure standards or protocols or complementary products, services or facilities are not adopted, developed, implemented or upgraded by the Chinese government to meet the demands of internet users in China, our business could be materially adversely effected.



     A Chinese firm does not benefit simply because the Internet exists in China. All firms must still create and install their own Intranet capability in order to benefit from the Internet. Currently in Greater China, the process of widespread creation of Intranet systems continues. Intermost can benefit from the expanding prevalence of Chinese intranet systems in the following regards:

     * Intermost can make more efficient use of its technical and human resources in that it can more easily serve a greater number of clients in a greater number of ways once more firms achieve Intranet capability.

     * As more firms acquire Intranet capability, the demand for more products and services designed to enhance and expand Intranet capability is expected to increase. Many such products and services are created, marketed and sold by Intermost in anticipation of business need for such products.

     The Chinese government currently observes certain restrictions. These include issues relating to pornographic material and related web site links, news, and links to politically sensitive issues. Markets served by Intermost do not involve any of the above, as Intermost focuses on the needs of businesses.

     Except for regulations prohibiting certain content, the Chinese government has not established any web page requirements. See "Regulation."


Strategic Alliances and Acquisitions

     We have entered into selected strategic alliances and acquisitions, and expect to be continually involved in negotiations to enter into strategic alliances and acquisitions in the future. These alliances and acquisitions are intended to enhance ChinaE.com, increase traffic, attract new users and service clients, provide additional revenue streams and secure access to advertising, technology and services on favorable terms.

-- Content and E-Commerce Alliances and Acquisitions

     Our  initial  efforts  in  establishing   strategic  alliances  and  making
acquisitions to enhance our content, e-commerce capabilities and revenues has resulted in the formation of the following joint ventures:

     -- Yiwen Book Store. Our initial efforts in establishing e-commerce joint ventures produced an agreement, in April 1999, with Yiwen Book Import and Export Company to establish an online bookstores of Chinese titles. Yiwen is a state-owned business affiliated with New China Book Stores with over 120,000 titles in inventory. Under the terms of the agreement with Yiwen, we will design and manage the bookselling site and provide e-commerce consulting services. Yinwen will provide warehouse space, access to its product inventory and product delivery services. At October 15, 1999, we had completed design of the bookselling site as well as establishing all required interfaces and online payment systems and a database with book covers, book information, book reviews and commentaries was being compiled. We are performing a market study to fine-tune the site operations and plan to conduct a promotional campaign in advance of the site launch. Launch of the bookselling Web site is expected to occur during the first half of 2000.

     -- Jiayin Cyber-Cash Joint Venture. In June of 1999, we entered into a joint venture to develop an Internet payment system and telephone payment system to address the relative lack of credit card usage in China. Under the terms of the joint venture agreement, we agreed with Shenzhen Jiayin Investment Development Co., Ltd. ("Shenzhen Jiayin") to form Shenzhen Jiayin Electronic Commerce (Information) Technology Co., Ltd. ("Jiayin Joint Venture"). We agreed to contribute approximately $423,000 to Jiayin Joint Venture for a 70% interest in the joint venture and Shenzhen Jiayin agreed to contribute approximately $181,000 to Jiayin Joint Venture for a 30% interest in the joint venture. Jiayin Joint Venture, in turn, agreed to acquire certain technological know-how of Shenzhen Jiayin for approximately $544,000, payable over a four month period from the issuance of a business license to Jiayin Joint Venture. Shenzhen Jiayin is, in turn, obligated to utilize approximately $266,000 to purchase stock of Intermost.

     Shenzhen Jiayin is a privately-owned company formed in China to develop "cyber-cash" as an e-commerce electronic payment system for the Chinese banking system. Prior to forming Jiayin Joint Venture, Shenzhen Jiayin was working with the Shenzhen Financial Electronic Settlement Center, a government agency under China's Central Banking System, in its efforts to develop a cyber-cash system. The cyber-cash system being created will allow banks and e-commerce companies to bypass the current limited access to credit cards with a national debt system that works within government mandates. Jiayin Joint Venture has an exclusive agreement with Shenzhen Financial Settlement Center, a branch of People's Bank of China (the Central Bank of China), to provide electronic payment services in Shenzhen.

     At October 15, 1999, we had filed the necessary documents to register and form Jiayin Joint Venture but the company had not yet been formed and no assets had been transferred. Pending completion of formation of Jiayin Joint Venture, as of October 15, 1999, we had advanced to Shenzhen Jiayin approximately $217,000 to fund completion of development of the telephone payment system and the system was operational. Shenzhen Jiayin has entered into an Agreement with Shenzhen Financial Settlement Center, which Agreement will be transferred to Jiayin Joint Venture, allowing us to provide telephone payment system to the public through twelve commercial banks in Shenzhen province.

     At December 15, 1999, initial development and testing of the Internet payment system, or cyber-cash system, was complete and the system was capable of accepting credit card payments on foreign banks and debit card payments on
Chinese banks. Implementation of the cyber-cash system is subject to finalization of government policies permitting and regulating online banking. Online payment systems have not yet officially been approved by the Chinese Central Banking Authority. In order to begin offering online payment systems, we must secure government approval. Further, as a foreign-owned entity, we must partner with one or more Chinese banks or financial institutions. If, and when, approval of online payment systems is granted by the Central Banking Authority, we intend to roll out a broad marketing plan for our cyber-cash system. Pending such approval, we will continue to market our telephone payment system. Even if government approval of online payment systems is granted and Chinese partners are secured, our ability to successfully offer these services will be subject to the satisfactory performance of our Chinese partners and our ability to maintain satisfactory technology. Maintaining state-of-the-art technology may require significant financial investments which may be beyond our resources in the future. If online payment systems are not approved by the Chinese government, or if we are unable to maintain relations with satisfactory Chinese partners or maintain state-of-the-art payment system technology, we may be unable to provide online payment systems services, or may not be able to attract and retain customers for those services, in which case our business, financial conditions and results of operations may be materially adversely effected. See "Regulation."

     Currently in China there exists a broad, well-publicized awareness of the existence of and need for online payment systems. The notion that the Chinese Internet industry is greatly limited by the current lack of an acceptable online payment system, is discussed widely in Chinese media. The course Intermost will take in allowing for its greatest chance of approval of its online payment system is as follows:

     * Establish a working relationship with the Central Banking Authority locally, as a first step in obtaining a license that will allow Intermost to pilot test our online payment system with a local bank. This stage is complete, since the Intermost-controlled Joint Venture, Jiayin Electronic Payment System, has contracted with the government-owned People's bank. The People's Bank openly supports and promotes aggressive development and use of the online payment system.

     * Locate a local testing site. In this stage, one of the member banks of the Shenzhen Financial Settlement Center (members total twelve out of fourteen banks present in the city of Shenzhen) will offer Intermost open interface with which to run simple tests of online banking functions.

     The Central Banking Authority operates similar to most other governmental bodies in that policy follows business development. Chinese governmental banking policy comes from the Central Banking Authority office in Beijing. As of this writing, Central Banking Authority-Beijing has yet to set a policy, preferring to take a wait-and-see approach. In the opinion of Intermost management, China will eventually see full governmental support of online payments systems, since the Chinese government has been quite vocal in its public support of the Internet. This open support, in combination with Intermost's current contractual alliance with a key department of the federal government, builds confidence in our view that online payment systems will receive approval. The speed at which the Chinese government will move to approve such systems depends on the speed of the growth of the Internet commerce industry in China. Based on similar circumstances in the telecommunications industry, this process can take between 6 and 18 months.

-- Internet and Intranet Solutions Alliances and Acquisitions

     Our  initial  efforts  in  establishing   strategic  alliances  and  making
acquisitions to enhance our Internet and Intranet solutions business and revenues has resulted in the following acquisition:

     -- Labtam Corporation Systems Integration Contracts. In June 1999, we entered into an agreement with Labtam Corporation Limited to acquire selected system integration contracts, including certain contracts acquired by Labtam pursuant to a joint venture with Sundy Computer Network Ltd. The purchase price for those contracts was approximately $145,000 payable by the issuance of shares of our common stock at an agreed value equal to the average market price over the five trading days prior to the agreement and converted to Renminbi based on 50% of the exchange rate announced by the State Foreign Exchange Bureau of China. The shares were issuable within four months after the date of the agreement.

     As of December 20, 1999, we had completed the acquisition of the system integration contracts from Labtam, had issued the 69,700 shares payable to Labtam and had begun providing services on those contracts. The contracts include services on network design, installation, integration and maintenance.

Marketing

     Our marketing efforts center around our ChinaE.com and Intermost.com web sites. We advertise and promote our full range of services and products on each of our web sites. Internet marketing strategies include advertising and hyperlinks at other sites through partnerships with as many sites as possible to trade ads and links. We will also market in business directories and through its comprehensive database of corporate companies.

     Our marketing efforts are conducted under the direction of our senior management personnel. In addition to the marketing efforts of management, we have a staff of approximately 23 persons involved in marketing of our services.

Competition
     The market for Internet advertising, e-commerce and Internet and Intranet professional services is relatively new, intensely competitive, rapidly evolving and subject to rapid technological change. We expect competition to persist, intensify and increase in the future. We are aware of several Internet sites which promote Chinese trade and products and which may compete with us for Internet advertising and e-commerce customers including Alibaba and Asian Source and numerous minor regional web site operators. We also compete indirectly for advertisers and e-commerce customers with a large number of other Internet sites, including sites which cater to the Chinese market, such as China.com, and sites which promote international trade, and with traditional advertising and media agencies and formats. In the Internet and Intranet services arena, we compete with a wide variety of consulting firms which provide information technology consulting services. We are not aware of any available market share data regarding the markets in which we compete nor are we aware of any trends or innovations which would substantially alter our current market share.

     Our market share and that of our competitors may be materially effected by regulatory, technological and financial developments in the future. With the pending admission of China to the World Trade Organization, certain trade and regulatory barriers which have limited foreign competition within China may be removed resulting in a potential shift in market share to large foreign competitors which may enter the Internet market in China. Likewise, rapid changes in technology may allow certain competitors to offer better service at a lower cost and access to financing may allow certain competitors to grow their businesses rapidly through acquisitions, increased marketing and investments in personnel and advanced technologies. Any of these factors could adversely effect our potential market share.

     There are relatively low barriers to enter the markets in which we compete. We have no patented technology to preclude competitors from entering our markets; instead as a professional service firm, we rely on the skill of our personnel. Our services will be compared based upon performance, price, creativity and reliability. Many of our competitors offer comprehensive Internet technology solutions, and have longer operating histories, larger installed customer bases; longer relationships with clients, and significantly greater financial, technical and public relations resources than do we. There can be no assurance that we can successfully compete with existing competitors or with new competitors which may enter one or more of our markets.

Intellectual Property and Proprietary Rights

     We regard copyrights, service marks, trademarks, trade secrets and other intellectual property as critical to our success. While we do not presently hold any copyrights, service marks or trademarks, we expect to rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with employees, customers, partners and others to protect intellectual property rights. We have applied for trademark protection for "ChinaE.com" in China and anticipate approval of our application by early 2000. There is no assurance, however, that such application will be approved. At December 1999 our intellectual property counsel was involved in a comprehensive review of our intellectual property protection policies to insure all reasonable protective measures are taken. Pursuant to that review, we are implementing a policy requiring all key technical and managerial personnel to enter into employment agreements and/or non-disclosure, non-compete agreements containing provisions preventing the unauthorized use or disclosure of intellectual property. We intend to review our intellectual property protection policies with intellectual property counsel on a periodic basis in the future to assure appropriate protective measures continue to be in place.

     Despite precautions which are being taken, it may be possible for third parties to obtain and use intellectual property without authorization.
Furthermore, the validity, enforceability and scope of protection of intellectual property in Internet-related industries is uncertain and still evolving. The laws of some foreign countries do not protect intellectual property to the same extent as do the laws of the United States. Specifically, in China, laws protecting intellectual property rights continue to evolve. Beginning with the execution of a Memorandum of Understanding on the Protection of Intellectual Property between China and the United States in 1992, China has adopted a series of changes to its intellectual property laws designed to bring those laws into conformity with international conventions. With the adoption of those changes, the laws governing intellectual property protection in China are substantially similar to those of the United States. However, because those laws are relatively new in China as compared to the United States, the level of enforcement that can be expected from the Chinese government remains subject to some uncertainty.

     We intend to pursue the registration of trademarks in the United States and internationally in China and other Asian countries. We may not, however, be able to secure adequate protection for such trademarks in the United States and other countries. Effective trademark protection may not be available in all the countries in which we conduct business. Policing unauthorized use of marks is also difficult and expensive. In addition, it is possible that competitors will adopt product or service names similar to our's, thereby impeding our ability to build brand identity and possibly leading to customer confusion.

     In order to protect its marks against similar and confusing marks of third parties, we intend to using a watch service which identifies applications to register trademarks, filing oppositions to third parties' applications for trademarks which are similar or confusing, and bringing lawsuits against infringers.

     Many parties are actively developing chat, homepage, search and related Web technologies. Developers of such technologies can be expected to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and that cover significant parts of our technology, business methods or services. Disputes over rights to these technologies may arise in the future. We cannot be certain that our products and services do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. In the event that we determine that licensing this intellectual property is appropriate, we may not be able to obtain a license on reasonable terms or at all. We may also incur substantial expenses in defending against third-party infringement claims, regardless of the merit of these claims. Successful infringement claims against us may result in substantial monetary liability or may prevent us from conducting all or a part of our business.

     We also intend to continue to license technology from third parties, including Web-server and encryption technology. The market is evolving and we may need to license additional technologies to remain competitive. We may not be able to license these technologies on commercially reasonable terms or at all. In addition, it is possible that licensed technologies may not be successfully integrated into our services. The inability to obtain any of these licenses could delay product and service development until alternative technologies can be identified, licensed and integrated.

Regulation

     We are subject to and affected by Chinese laws, regulations, administrative determinations, court decisions and similar constraints regarding operation in China, Internet usage and e-commerce.

     Investment and operation in China are governed by various rules regulating permissible forms of foreign investment. We have obtained government approval to operate in China, and do operate, as a wholly foreign owned enterprise and, as such, are not required to maintain Chinese government or private ownership in our company.

     China has enacted other regulations governing Internet connection and the distribution of information via the Internet. Pursuant to Article 6 of the Revised Provisional Regulations Governing the Management of Chinese Computer Information Networks Connected to International Networks, individuals or entities operating computer networks within China which are connected to the
Internet  and  conduct   international   information   exchange   must  use  the
international access channels provided by the Ministry of Post and Telecommunications ("MPT") and obtain various licenses and approvals. We have secured the necessary licenses and approvals and access the Internet through ChinaNet, an approved channel of the MPT.

     In addition to the regulations relating to connection to the Internet, China has adopted regulations governing permissible content on the Chinese Internet infrastructure. The Computer Information Network and Internet Security, Protection and Management Regulations set forth a comprehensive set of regulations governing content which are designed to prevent breaches of public security and socially destabilizing content. Those regulations, which are supervised by the Ministry of Public Security, prohibit use of the Internet to:

     *    harm national security;
     *    disclose state secrets;
     * harm the interests of the State, of society or of a group, or the legal rights of citizens; or
     *    take part in criminal activities.

     Additionally, the regulations prohibit use of the Internet to create, replicate, retrieve or transmit content that:

     * incites violations of the Chinese Constitution, laws or administrative regulations;
     *    incites overthrow of the government or the socialist system;
     *    incites national division harming national unification;
     *    incites hatred or discrimination among nationalities;
     * promotes falsehoods, distorts the truth, spreads rumors or destroys social order;
     * promotes feudal superstition, sexually suggestive material, gambling, violence or murder;
     * promotes terrorism or incites others to criminal activity or openly insults other people or distorts the truth to slander people;

     *    injures the reputation of State organs; or
     *    incites   activities   that   violate   the   Constitution,   laws  or
          administrative regulations.

     The operation of our Web site is subject to the foregoing regulations and to supervision by the Ministry of Public Security. We must cooperate with and assist the Ministry of Public Security in discovering and handling possible violations of the Chinese content regulations. If the content appearing on our site is determined to violate the regulations imposed by the Chinese government, our site could be disconnected from MPT channels to the Internet or blocked and, in the case of serious breaches we may be subject to fines and criminal proceedings.

     We intend to work diligently to assure compliance with all applicable regulations which may impact our business, including cooperating with the MPT and the Ministry of Public Security. There can be no assurance, however, that we will be successful in our efforts to assure full compliance with Chinese regulations affecting our operations or that additional regulations will not be enacted which might adversely impact our operations.

     With regard to the development and deployment of our cyber-cash system, Chinese law does not presently permit online banking services. It is presently anticipated that the government of Shenzhen will adopt laws permitting and regulating online banking. However, there can be no assurance that online banking will ever be permitted under Chinese law or that, if online banking is permitted, the regulations governing online banking operations will be conducive to profitable operations. Accordingly, there is no assurance that we will ever be able to utilize our cyber-cash system in China.

Employees

     As of October 15, 1999, we had 83 full-time employees, (7 management executives, 23 engineering/technical staff, 10 administrative and clerical, 20 Internet content research writing and editing and 23 sales persons). We anticipate the need to hire additional computer programmer/systems specialists to support our expansion plans. None of our employees is a member of any labor union, and we have never experienced any business interruption as a result of any labor disputes. We do not provide any special benefit or incentive programs for our employees.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

General

     The following discussion should be read in conjunction with the financial statements appearing elsewhere herein.

     Prior to October of 1998, we were engaged in limited operations relating to efforts to identify and acquire, or merge with, one or more operating businesses. In October 1998, we acquired Intermost Limited and adopted the business plan of IML. The acquisition of IML has been accounted for using the purchase method of accounting with the transaction being accounted for as a "reverse acquisition." We do not consider the operations prior to the acquisition of IML to be material to an understanding of our company. Accordingly, this discussion relates to the operations of IML for all periods presented, excluding our former operations prior to the acquisition of IML.

     IML was formed in January of 1998 to establish a position as a leading provider of Internet technologies and services, business information services, value-added network consulting services and other related products and services in China. Revenues are generated through a combination of consulting service fees, advertising fees, web site design, hosting and maintenance fees and information fees. We expect that future revenues will include E-commerce fees.

     Following the Exchange, we changed our year end to June 30 to conform with the fiscal year of IML. From inception (January 1998) to June 30, 1998, we were involved in limited organizational activities and had no operating revenues. We began revenue producing activities in the first quarter of fiscal 1999 (ended September 30, 1998).

Plan of Operation

     We launched our web site, www.ChinaE.com, in July 1998 and, simultaneous therewith, began assembling our company and product database, assembling a staff of information technology and internet professionals and marketing our services. Since that time, we have grown our database and professional staff and provided services to a growing base of clients, formed a joint venture to develop online payment systems for the Chinese market and acquired certain systems integration accounts.

     During the twelve month period beginning October 1, 1999, we plan to continue to grow our database, professional staff and client base, establish a growing base of strategic relationships with online advertisers, sponsors and e-commerce partners and complete the development of a cyber-cash payment system being developed through our interest in the Jiayin Joint Venture. Our goals are
(1) to establish our web site as a recognized and preferred destination for companies seeking to establish relationships and source products in the Chinese market and, as a result thereof, to create an attractive environment for online advertisers, sponsors and e-commerce partners, (2) to become a leading provider of web design, maintenance and hosting services, e-commerce solutions and intranet design and implementation services in China, and (3) to complete development and begin offering the cyber-cash system of the Jiayin Joint Venture.

     Our cash requirements for the twelve month period beginning October 1, 1999 are expected to relate primarily to the following: (1) support for existing operations, (2) growth initiatives to increase our online database, establish additional online advertising and e-commerce relationships, and grow our base of internet and intranet solutions clients, and (3) funding of the Jiayin Joint Venture.

     Cash requirements to support our growth initiatives are scalable in that operation of our www.ChinaE.com site, combined with our existing marketing efforts, is expected to create internal growth at little or no marginal cost while additional initiatives to supplement internal growth may be undertaken through increased marketing efforts and acquisitions the cost of which initiatives may vary from minimal amounts from our existing resources to millions of dollars which would require us to raise additional capital over the next twelve months.

     Growth in our database, strategic relationships and services client base are expected to be driven by the operation of our www.ChinaE.com site at little or no marginal cost. We believe that the ability of companies to include company and product data in our online database at no cost, and the ability of companies to access that database at little or no cost will attract many participants in the Chinese market creating growth in our database, growth in site traffic and growth in online advertising and e-commerce relationships. We believe that the operation of www.ChinaE.com will also create growing awareness of our Internet and intranet solutions services which are marketed through the site resulting in growth in our client base.

     If we rely on existing operations to grow our business, which is our present plan, we do not expect to make any substantial expenditures over the following twelve months for research and development or for plant and equipment purchases. Likewise, we do not anticipate any substantial additional hiring over the next twelve months with employee headcount expected to rise from approximately 80 at September 30, 1999 to approximately 150 at September 30, 2000. If internal growth is exceptional or if we undertake substantial growth initiatives to supplement our internal growth rate, we may be required to purchase additional servers and related computer and telecommunications equipment and hire substantial additional personnel to support such growth in which case we may be required to raise additional capital over the next twelve months. Additionally, if we pursue acquisitions of complementary business operations or assets to supplement our growth, we may be required to raise additional capital or, in the alternative, may issue stock to pay for such acquisitions similar to our acquisition of certain systems integration contracts from Labtam Corporation during fiscal 1999.

     We plan to evaluate and, where appropriate, acquire complementary businesses or assets from time to time in the future. Future acquisitions are expected to focus on one or more of the following, (1) significant technology relating to online or telephone payment systems, (2) significant banking relationships that may supplement or accelerate our market growth, (3) addition of technical personnel that may assist in our development of online payment systems, (4) established revenue streams from payment system products and services, and (5) complementary regional business-to-business internet companies in China. Our future acquisition plans and objectives may vary from time to time in the future in light of developments in the market. We were not engaged in any potential acquisition discussions as of December 15, 1999. There can be no assurance that we will be successful in identifying acquisition candidates in the future or completing acquisitions where opportunities arise.

     Cash requirements to support completion of the development and implementation of the cyber-cash payment system by the Jiayin Joint Venture are expected to relate primarily to our capital contribution under the joint venture agreement. We are obligated to contribute approximately $423,000 to Jiayin Joint Venture. At October 15, 1999, a business license had not been issued and we had made no contributions to the capital of Jiayin Joint Venture. However, we had advanced approximately $217,000 to Shenzhen Jiayin toward development of the cyber-cash system. The cyber-cash system is expected to be operational before the end of 1999, subject to government approvals.

Results of Operations

     Following is summary financial information reflecting the operations for the periods indicated.


                          Period from January                     Three Months Ended September 30,
                          2, 1998 (Inception)   Year Ended June
                           to June 30, 1998         30, 1999      -------------------------------
                                                                      1998           1999
                         -----------------    ---------------      -----------    -----------

Net sales                               $     $      388,080     $     66,108    $    327,577
                                        0
Cost of services                        0            185,385           13,861         211,846
                         -----------------    ---------------   --------------  --------------
Gross profit                            0            202,695           52,247         115,731
Selling, general and
administrative                      6,579            436,120           37,130         148,461
                         -----------------    ---------------   --------------  --------------
Operating income (loss)           (6,579)          (233,425)           15,117        (32,730)
Other income, net                       0              3,969                0           3,326
                         -----------------    ---------------   --------------  --------------
Net income (loss)                       $     $    (229,456)     $     15,117   $    (29,404)
                                  (6,579)
                         =================    ===============   ==============  ==============

Three Months Ended September 30, 1999 Compared to Three Months Ended September 30, 1998 and Year Ended June 30, 1999


     Prior to June 30, 1998, our activities were limited to organizational activities associated with the launch of our web site and commencement of operations. Therefore, large variances exist in each category of sales and expense by virtue of our status as a start up company and no clear pattern exists for meaningul analysis.


     Net Sales. Net sales for the quarter ended September 30, 1999 increased to $327,577, or 396%, from $66,108 for the quarter ended September 30, 1998. Net sales for the year ended June 30, 1999 totaled $388,080. We had no revenues for the period from January 2, 1998 (inception of IML) to June 30, 1998.

     Net sales for the quarter, and from inception, have been derived principally from web advertisement, web site design, information fees, systems integration and e-commerce solutions, referred to as "business portals and e-commerce solutions", and from software design and general internet solutions and business consulting services, referred to as "software development and consulting commission income".

     From October 1998 to January 1999, we offered special promotional packages to the top 100 listed companies in China in order to establish name identity and relationships with large companies. Those promotional packages included one or more of the following components, as selected by the client: (1) an informational seminar and lodging, (2) advertising promoting the name and services of participating clients, and (3) web site design. The packages were sold for between $1,500 and $3,000 depending on the features selected. A total of 20 packages were sold during the year ended June 30, 1999, producing revenues of $57,949.

     The following table reflects the total net sales and percentage of net sales represented by business portals and e-commerce solutions and by software development and consulting services, and percent change in each of those categories, for the periods indicated:




                                                                                                                    Percent
                                                                                                                  Change from
                                    Total Net Sales                         Percent of Total Net Sales           three months
                     -----------------------------------------------   -----------------------------------           ended
                                    Three Months Ended September                       Three Months Ended      September 30, 1998
                      Year Ended                  30,               Year Ended            September 30,         to three months
                       June 30,                                    June 30, 1999                                     ended
                         1999         -------------------------                      ---------------------     September 30, 1999
                                        1998             1999                          1998         1999
                     -------------    ----------        -------    -------------     --------      -------    --------------------

Business portals and e-commerce
solutions
- Web site design
   and
   development           $131,629       $40,098        $105,694          33.9%         60.7%         32.3%         163.6%
- Web
  advertisement           132,897        20,966          35,073          34.3%         31.7%         10.7%          67.3%
- Systems
  sales and
  integration               5,176             0         142,715           1.3%          0.0%         43.5%           n.m.
- Web hosting               5,727         5,044           6,195           1.5%          7.6%          1.9%          22.8%
                     -------------   -----------    ------------     ----------   -----------    ----------     ----------
                          275,429        66,108         289,677          71.0%        100.0%         88.4%         338.2%
Software development and
consulting
- Software
  development              58,651             0          37,900          15.1%          0.0%         11.6%           n.m.
- Consulting               54,000             0               0          13.9%          0.0%          0.0%           n.m.
                     -------------   -----------    ------------     ----------   -----------    ----------     ----------
                          112,651             0          37,900          29.0%          0.0%         11.6%           n.m.
                     -------------   -----------    ------------     ----------   -----------    ----------     ----------
Total                   $ 388,080      $ 66,108       $ 327,577         100.0%        100.0%        100.0%         395.5%
                     =============   ===========    ============     ==========   ===========    ==========     ==========


     We began earning revenues in July of 1998 and had an engineering/technical staff of 7 persons at September 30, 1998, which staff had increased to 23 persons at September 30, 1999.

     The increase in each category of revenues during the current quarter was primarily attributable to marketing efforts and increased name brand awareness in connection with those efforts and the operation of our www.ChinaE.com site.

     Cost of Services. Cost of services consist principally of salary for computer network technicians, costs of systems sales and integration, subcontract fees, depreciation and amortization, and other costs associated with the same, including travel, welfare, office and related expenses allocable to the engineering and technician staff. Additionally, other cost of services includes certain other costs associated with the offering of special promotional packages, which package included participation in a seminar, lodging and advertisement.


     The following table reflects the principal components of cost of services and percentage of net sales represented by each component for the periods indicated:


                                                                                                                  Percent
                                                                                                                Change from
                            Total Cost of Services                      Percent of Total Net Sales             three months
                     ---------------------------------------     ---------------------------------------           ended
                                Three Months Ended September                       Three Months Ended        September 30, 1998
                     Year Ended            30,                    Year Ended          September 30,           to three months
                      June 30,                                   June 30, 1999                                     ended
                        1999     ---------------------------                      ----------------------     September 30, 1999
                                   1998               1999                          1998          1999
                     ----------  --------           --------     -------------    --------       -------     -------------------

Engineer/
Technician
salaries             $    77,001   $  4,979      $   29,761           19.8%          7.5%           9.1%           497.7%
Subcontract fees
                          45,000          -          26,500           11.6%          0.0%           8.1%             n.m.
Cost of system
sales and
integration                    -          -         131,400            0.0%          0.0%          40.1%             n.m.
Depreciation               2,106        405           1,929            0.5%          0.6%           0.6%           376.3%
Other                     61,278      8,477          22,256           15.9%         12.9%           6.8%           162.5%
                     ------------  ---------    ------------     -----------   -----------    -----------      -----------
Total                 $  185,385   $ 13,861       $ 211,846           47.8%         21.0%          64.7%         1,428.4%
                     ============  =========    ============     ===========   ===========    ===========      ===========


     For the three months ended September 30, 1999, costs of services increased 1428%, to $211,846, or 64.7% of net sales, compared to $13,861, or 21% of net sales, for the three months ended September 30, 1998.


     The principal components of cost of services during the three months ended September 30, 1999 were engineer/technician salaries, subcontract fees, cost of hardware, other costs associated with support on the engineering/technician staff , and depreciation of equipment utilized in connection with services.

     Cost of services for the year ended June 30, 1999 totaled $185,385, or 47.8% of net sales.


     The increase in costs of services was principally attributable to expenditures to support the increase in net sales, including an increase in engineering/technician headcount from 7 at September 30, 1998 to 23 at September 30, 1999 and the sale of certain hardware during the current quarter. The increase in costs of services as a percentage of revenues was primarily attributable to the sale of hardware which has a lower profit margin than service revenues and the costs associated with offering special promotional packages to selected customers.

     Selling, General and Administrative Expense. Selling, general and administrative expense ("SG&A") consists principally of (1) sales commissions, advertising, trade show and seminar expenses, and direct-field sales expense,
(2) salary for administrative and sales staff, and (3) corporate overhead.

     The  following  table  reflects  the  principal   components  of  SG&A  and
percentage of net sales represented by each component for the periods indicated:


                                                                                                                      Percent
                                                                                                                    Change from
                                                                                                                   three months
                                        Total SG&A                               Percent of Total Net Sales            ended
                      -----------------------------------------------    -------------------------------------  September 30, 1998
                                       Three Months Ended September                      Three Months Ended       to three months
                       Year Ended                   30,                   Year Ended        September 30,              ended
                        June 30,                                         June 30, 1999                          September 30, 1999
                          1999         ------------------------------                   ----------------------
                                           1998             1999                           1998           1999
                      -------------    -------------    -------------     ------------   --------       ------- -------------------

Sales and
marketing
salaries and
commissions           $   56,390        $   4,336     $     25,132          14.5%          6.5%           7.7%          479.6%
Other sales and
marketing expenses
                          89,455            9,820           38,557          23.1%         14.9%          11.8%          292.6%
Administrative
salaries                  62,886            7,854           19,394          16.2%         11.9%           5.9%          146.9%
Other corporate          227,389           15,120           65,378          58.6%         22.9%          19.9%          332.4%
                      -----------    -------------    -------------    -----------   -----------    -----------      ----------
Total                 $  436,120       $   37,130     $    148,461         112.4%         56.2%          45.3%          299.8%
                      ===========    =============    =============    ===========   ===========    ===========      ==========


     For the three months ended September 30, 1999, SG&A increased 300%, to $148,461, or 45.3% of net sales, compared to $37,130, or 56.2% of net sales, for the three months ended September 30, 1998.

     SG&A totaled $436,120, or 112.4% of net sales, for the year ended June 30, 1999.

     The increase in SG&A has been principally  attributable to a combination of
(1) aggressive marketing efforts associated with the commencement and growth of revenue producing operations, including costs associated with sales commissions, attendance at international trade conferences, industry journal advertising and other related expenses, and (2) an increase in administrative support staff and corporate overhead to support anticipated growth in revenues.


     The principal components of SG&A during the three months ended September 30, 1999 were sales and marketing salaries and commissions; other marketing expenditures; administrative salaries and benefits; and other corporate expense, which includes occupancy expense, general office expenses travel, general staff welfare expense and consulting fees, among others.


     The principal components of SG&A during the year ended June 30, 1999 were sales and marketing salaries and commissions which accounted for $56,390, other marketing expenditures which accounted for $89,455, administrative salaries and benefits which accounted for $62,886 and other corporate expense which accounted for $227,389.

     Other Income. Other income consists principally of interest income. For the three months ended September 30, 1999 other income totaled $3,326 compared to $0 of other income for the three months ended September 30, 1998. The increase in other income was attributable to increased balances of cash held in interest bearing accounts.

Liquidity and Capital Resources

     At September 30, 1999 we had cash and cash equivalents of $395,523 and working capital of $611,647 as compared to $528,612 of cash and cash equivalents and 651,223 of working capital at June 30, 1999.

     Our primary sources of financing has been cash from the sale of common stock and, to a lesser degree, cash provided by operating activities and various loans from shareholders and directors.

     Operations used $124,623 of cash during the three months ended September 30, 1999 and $167,786 of cash during the year ended June 30, 1999. Funds used in operations primarily relate to the losses incurred during the period, increases in trade and other receivables and increases in other current and non-current assets, all relating to the start-up and growth of operations, which were partially offset by an increase in trade payables.

     Investing activities used $8,466 during the three months ended September 30, 1999 and $140,087 during the year ended June 30, 1999. Funds used in investing activities consist of purchases of equipment to support operations amounts due from our joint venture partner, Jiayin Investment Company Limited.

     Financing activities provided $0 of cash during the three months ended September 30, 1999 and $835,549 during the year ended June 30, 1999. The cash provided by financing activities was attributable to the receipt of proceeds from the sale of common stock during the periods.

     We had no long term debt at September 30, 1999 or June 30, 1999.

     Depending upon the rate of growth and the growth initiatives undertaken, we may seek additional capital in the future to support expansion of operations and acquisitions.

Year 2000 Issue

     The Year 2000 Issue is the result of potential problems with computer systems or any equipment with computer chips that use dates where the date has been stored as just two digits (e.g. 98 for 1998). On January 1, 2000, any clock or date recording mechanism including date sensitive software which uses only two digits to represent the year, may recognize a date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar activities.

     We began operations in mid-1998 and acquired computers, equipment and software which are certified by the manufacturers to be Year 2000 compliant. Further, we have trained specialists with expertise in Year 2000 remediation who have run multiple systems tests for Year 2000 problems utilizing Intellifix 2000 testing software. Accordingly, we believe that Year 2000 compliance will have no material impact on our company, our financial position or results of operations.

     As of September 30, 1999, we had communicated with all of the vendors and suppliers with whom we do significant business to determine their Year 2000 Compliance readiness and the extent to which we are vulnerable to any third party Year 2000 issues. All of the vendors and suppliers have either provided adequate assurances of their Year 2000 compliance or have been replaced with other vendors or suppliers which are Year 2000 compliant. All new vendors and suppliers will be required to provide assurances of Year 2000 compliance. However, there can be no guarantee that the systems of other companies on which our systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with our system, would not have a material adverse effect on our company, financial position and operating results.

     It should be noted that our web site and our business are substantially dependent upon our ability, and the ability of our clients, to connect to the Internet through approved channels maintained by the Chinese government. We are unable to verify that the network "backbone" operated by the Chinese government, through which we connect to the Internet, is Year 2000 compliant. Because of the recent advent of the Internet, particularly in China, we believe that the systems operated by the Chinese government should be Year 2000 compliant. However, we have no means of verify such. If the systems operated by the Chinese government, through which we and our clients access the Internet, fail as a result of Year 2000 issues, our operations and financial condition could be materially adversely affected and we could, for a time, be unable to operate our network in China. While we operate a mirror site in the United States which could continue to support our site, our ability to operate our site would be materially impaired if we cannot access the Internet from China.

     In conjunction with the development of our web site and analysis of Year 2000 issues, we have developed contingency plans to address potential Year 2000 related failures. Among the measures and plans implemented to address Year 2000 failures are:

     *    Regular periodic backup of our database
     *    Maintenance  of mirror  servers in the United  States,  China and Hong
          Kong
     *    Regular backup of all servers

     The foregoing measures allow us to preserve and restore our database and route users through our mirror servers to assure uninterrupted service. In the event of simultaneous failure of our servers in the United States, China and Hong Kong, we would experience an interruption in service which could have a material adverse effect on our business, financial condition and results of operations.

Factors That May Affect Future Results

     Our operating results have been, and will continue to be, affected by a wide variety of factors that could have a material adverse effect on revenues and profitability during any particular period, including the level and rate of acceptance of our products and services by the Chinese people, continued growth in use of the Internet in China, entry of new competition (including established companies from outside of China and companies with substantially greater resources), fluctuations in the level of orders for services which are received and can be delivered in a quarter, rescheduling or cancellation of orders by customers, competitive pressures on selling prices, changes in product, service or customer mix, rapid changes in technology, dependence upon certain key employees, availability and cost of computer technicians, loss of any strategic relationships, our ability to introduce new products and services on a timely basis, new product and service introductions by our competitors, requirements for additional capital to support future growth and acquisitions, fluctuations in exchange rates, and general economic conditions, among others.

     With the entry of new competitors in our markets, we expect prices for our e-commerce services to come under mild price pressure. We expect this price pressure to be moderated by growth in demand for those services. If we do not realize the anticipated growth in demand for internet services in China, we may experience more substantial pricing pressure. To date, we have experienced no substantial price pressure.

     Our cost of services are expected to benefit from continuing advancements in technology which is expected to allow us to deliver our services at lower cost.

     In addition to the general factors noted above, our future operating results are expected to be impacted by our acquisition of certain systems integration contracts from third parties in June 1999. Those contracts, with an estimated value of services to be rendered of $1,000,000, were acquired for approximately $145,000 which was satisfied through the issuance of 69,700 shares of common stock. $150,000 of the services to rendered under those contracts were performed during the three months ended September 30, 1999 and we anticipate that approximately $500,000 of the services to be rendered under those contracts will be performed during the final nine months of the year ending June 30, 2000.

     In June 1999, we formed the Jiayin Joint Venture to develop a cyber-cash system. Pursuant to the terms of the joint venture, we are required to contribute approximately $423,000 to the joint venture in exchange for a 70% interest in the joint venture and our joint venture partner was required to contribute approximately $181,000 to the joint venture in exchange for a 30% interest in the joint venture. The joint venture, in turn, agreed to acquire certain assets, technological know-how and the client base of our joint venture partner for approximately $544,000. The payment to be made to Shenzhen Jiayin is payable over a four month period from the issuance of a business license to Jiayin Joint Venture. Shenzhen Jiayin is, in turn, obligated to utilize approximately $266,000 of the proceeds received to purchase stock of Intermost at a price equal to 50% of the average closing price of our common stock over the five days prior to the date of the joint venture agreement.

     At December 15, 1999, the joint venture had not yet received a business license, no capital contributions had been made and no assets transferred. At December 15, 1999, we had advanced approximately $217,000 to Shenzhen Jiayin for development of a telephone payment system and the system was operational. At December 15, 1999, initial development and testing of the cyber-cash system was complete and the system was capable of accepting credit card payments on foreign banks and debit card payments on Chinese banks. We expect to begin realizing commissions revenues, subject to receipt of necessary government approvals, from the cyber-cash system in 2000.


     Other than our initial contributions to capital, we have no commitments or obligations to provide additional funding to Jiayin Joint Venture. However, if Jiayin Joint Venture undertakes future development with respect to its payment systems to maintain the competitiveness of its technology or to meet the demands of its customers, for which the joint venture lacks adequate financial resources to carry out, we may be required to provide additional funding to the joint venture. Given the fact that the telephone payment system is fully developed, while the online payment system has passed the testing and development stage, we anticipate that the capital contribution to the joint venture will be adequate to fund future development activities. We define "future development activities" as the creation of payment system technologies, and the costs associated with those creations. For the coming 12 months beginning January 1, 2000, our business plan indicates a developmental cash usage of approximately $10,000 per month (we are able to keep these costs low in part because of the low prevailing salary rates and over head found in Shenzhen). As such, we have budgeted $150,000 for these developmental costs. However, should the joint venture require additional capital to fund development in the future, we will be required to provide such funding or risk the possibility of our payment systems becoming obsolete or failing to meet the needs of our customers. If we are unwilling or unable to provide funding for future development activities of the joint venture, our business, financial position and future operating results may be materially adversely effected.


     Additionally, our operations may be impacted by various factors associated with doing business in China, including, but not limited to, uncertainty regarding the application or enforcement of various regulations relating to business generally, and the Internet specifically, and potential changes in such regulations, political or economic conditions, methods and rates of taxation, and other factors. We may be impacted by the ongoing Asian financial crisis. Countries in the Asia Pacific region have recently experienced weaknesses in their currency, banking and equity markets. These weaknesses could adversely affect, among other things, consumer demand for discretionary goods in the region (perhaps including our products and services which may be considered expenditures by consumers), and the U.S. dollar value of our foreign currency denominated sales (e.g., to the extent sales are denominated in Renminbi or Hong Kong dollars). In addition, our interest income and expense may be sensitive to fluctuations in the general level of Hong Kong and Chinese interest rates. However, as we conduct substantially all of our operations, including substantially all of our sales and expenses, in Renminbi or Hong Kong dollars, management does not believe we are exposed to undue risk arising from fluctuations of the exchange rates between those currencies and the U.S. dollar.

     Our future operating results will reflect increased compensation expense relating to the hiring of additional personnel. In particular, in November 1999, we hired Mark Williamson as Vice President of Business Development. Pursuant to the terms of Mr. Williamson's employment, Mr. Williamson is entitled to receive 15,000 shares of common stock after each six months of employment, subject to the restriction that such shares may not be sold prior to one year from the date of issue. We expect to incur compensation expense, commencing as early as May 2000, in connection with the issuance of shares to Mr. Williamson. The exact amount of such future compensation expense cannot be predicted at this time. However, such expense will generally be computed based on the market value of the shares issued. Such charges may substantially adversely affect our future operating results.


     Except as noted above, we are not aware of any trends, events or uncertainties which have had, or are reasonably likely to have, a material impact on our operations or our short-term or long-term liquidity.

Inflation

     Inflation has historically not had a material effect on our operations. When the price of products and services increases, we believe that we will be able to pass those higher prices on to the customer. Accordingly, we believe inflation will not have a material effect on our future operations.

Item 3. Properties.

     The Company's executive offices are located in 6,500-square feet of office space on the 38th and 41st Floor, Guomao Building, Renmin South Road, Shenzhen, China. The facilities are leased from a third party pursuant to two leases which expire in April 2000 and July 2001 and provide for aggregate monthly rental payments of $5,750.

     The Company also maintains an office in Hong Kong. The Hong Kong office is provided on a rent free basis by a company controlled by Shim Yang and Sai Chung Chan, directors of Intermost. The current use of the Hong Kong office is temporary and we intend to rent separate offices in Hong Kong in early 2000.

     Management believes that the Company's facilities are adequate to support operations for the foreseeable future.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Common Stock

     The following table is furnished as of November 12, 1999, to indicate beneficial ownership of shares of the Company's Common Stock by (1) each shareholder of the Company who is known by the Company to be a beneficial owner of more than 5% of the Company's Common Stock, (2) each director and named officer of the Company, individually, and (3) all officers and directors of the Company as a group. The information set out in the following table was supplied by such persons.

Name and Address of                               Number of Shares
Beneficial Owner (1)                              Beneficially Owned   Percent
--------------------                              ------------------   -------

Allied Point Limited (2)(3).......................      3,218,653       33.0%
Jun LIANG (3).....................................      3,218,653 (2)   33.0%
Andy LIN (3)......................................      3,218,653 (2)   33.0%
Shim YANG.........................................        750,000        7.7%
Wai Ho LI.........................................        600,000        6.2%
Sai Keung CHAN....................................        350,000        3.6%
All officers and directors as a group (5 persons).      4,918,653       50.4%

(1) Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares shown opposite the name of such person or group.
(2) Allied Point Limited is a corporation organized under the laws of the British Virgin Islands and is owned 50% by Jun Liang and 50% by Andy Lin. Therefore, Mr. Liang and Mr. Lin may be deemed to be the beneficial owners of those shares.
(3)  Address is 38th Floor, Guomao Building, Renmin South Road, Shenzhen, China.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

Identification  of  Directors,   Executive  Officers  and  Certain   Significant
Employees

     The following table sets forth certain information regarding the directors and executive officers of the Company.

 Name                          Age                   Position
-------                      --------             ---------------

Jun LIANG...................   37         President and Director
Andy LIN....................   52         Executive Vice President and Director
Mark Williamson.............   38         Vice President, Business Development
Sai Keung CHAN..............   44         Secretary and Director
Wai Ho LI...................   43         Director
Shim YANG...................   42         Director

Terms of Office

     The directors named above will serve until the first annual meeting of the Company's shareholders. Thereafter, directors will be elected for one-year terms at the annual shareholders' meeting. Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exist or are contemplated.

Business Experience

     Jun LIANG co-founded the Company's predecessor, IML, in January 1998 and has served as its President and a Director since inception and as President and a Director of the Company since the Exchange in October 1998. Prior to forming IML, from 1994 to 1998, Mr. Liang was the president of China Business Resources, a privately-owned Hong Kong company specializing in providing companies directories, business directory services and other business information in print, CD-ROM and electronic format. During the period of Mr. Liang's service with China Business Resources, annual revenues averaged approximately $500,000. Mr. Liang graduated from Beijing Shijou University in 1982 with a Bachelor of Science degree in Chemical Engineering and from Stanford University in 1986 with a Master of Science degree in Chemical Engineering.

     Andy LIN co-founded the Company's predecessor, IML, in January 1998 and has served as its Vice President and a Director since inception and as Vice President and a Director of the Company since the Exchange in October 1998. Prior to forming IML, he was the vice president of China Business Resources from 1994 to 1998. Mr. Lin graduated from Tsinghua University in 1970 with a Bachelor degree and from the Chinese Academy of Sciences in 1981 with a Master of Science degree in computer science.

     Mark Williamson joined the Company in November 1999 as Vice President, Business Development. Prior to joining the Company, Mr. Williamson was a Senior Business Analyst with Electronic Data Systems from October 1998 to October 1999. Previously, from 1994 to 1998, Mr. Williamson was a founder and Managing Director of Williamson, Fournier & Company, an import-export company based in Budapest, Hungary.

     Sai Keung CHAN joined the Company's predecessor, IML, as Secretary and a Director in January 1998 and assumed the same positions with the Company following the Exchange in October 1998. Mr. Chan received a law degree from the University of Southampton, U.K. and since 1986 has been a partner in the law firm of Liau, Ho & Chan in Hong Kong.

     Wai Ho LI joined the Company's predecessor, IML, as a Director in January 1998 and assumed the same positions with the Company following the Exchange in October 1998. Since 1983, Mr. Li has been a director of Pado Contracting Co., Ltd., a privately-held company in Hong Kong specializing in interior design and decoration work, where he is responsible for business development and strategic planning.

     Shim YANG joined the Company's predecessor, IML, as a Director in January 1998 and was appointed a Director of the Company following the Exchange in October 1998. Since December 1997, Mr. Yang has been a Managing Director of Corporate Finance International Ltd., a privately-held investment consulting and business brokerage company in Hong Kong specializing in corporate finance and business restructuring consulting, where he is responsible for corporate development and strategic management. From January 1997 to December 1997, Mr. Yang served as Managing Director of CEC (HK) Ltd., a privately-held company in Hong Kong specializing in securing financing for start-up internet companies in Hong Kong and China. From 1993 to 1996, Mr. Yang served as Managing Director of Eagle Gain Ltd., a privately-held company in Hong Kong specializing in securing financing for real estate development in China. Mr. Yang received a Bachelors degree in Economics from the University of Foreign Trade, China in 1982.

Item 6. Executive Compensation

     Neither the Company nor IML has paid compensation to any officer in excess of $100,000 for any fiscal year, or portion of a fiscal year. During the period from inception to June 30, 1998, IML paid no compensation to Jun Liang, the Company's chief executive officer. During the nine months ended March 31, 1999, the Company and IML paid $15,384 of compensation to Jun Liang.

     Beginning January 1, 1999, until the Company acquires sufficient revenues through the operation of its business, the Company pays each of its executive officers approximately $2,600 per month. The Company currently pays its non-employee directors approximately $650 per meeting attended with compensation limited to $650 in a month regardless of the number of meetings attended. The Company reimburses its officers and directors for any out-of-pocket expenses incurred on behalf of the Company. The Company does not have any pension, profit-sharing, stock bonus, or other benefit plans. The Company expects to enter into employment agreements with key employees, to implement comprehensive compensation arrangements with its officers and directors and to adopt benefit plans in the future at the discretion of the Board of Directors. The Board plans to adopt a stock option plan under which 2,000,000 shares of common stock would be reserved for issuance pursuant to options to be granted to key employees.

     In  November  1999,  the Company  hired,  and  entered  into an  employment agreement with, Mark Williamson. Pursuant to the employment, Mr. Williamson serves as Vice President of Business Development for a term of two years ending November 14, 2001. Mr. Williamson receives an annual salary of $45,000 plus reimbursement of Chinese taxes. Mr. Williamson's employment agreement also provides for (1) the issuance of 15,000 shares of common stock after each six months of employment, (2) options to acquire 250,000 shares of common stock at $3.50 per share exercisable commencing on the first anniversary of his employment, (3) options to acquire 250,000 shares of common stock at $4.00 per share exercisable commencing on the second anniversary of his employment, (4) participation in any retirement or employment benefit plans adopted by the Company, (5) reimbursement of $5,000 of expenses of relocation to China, (6) fifteen days paid vacation annually and (7) round-trip airfare once annually to the United States. All options granted under the employment agreement become immediately exercisable in the event of a change in control of the Company.

Item 7. Certain Relationships and Related Transactions.

     None.

Item 8. Description of Securities.

     At December 20, 1999, the Company's authorized capital stock consisted of 100,000,000 shares of common stock, $.001 par value, of which 9,824,112 shares were issued and outstanding, and 5,000,000 shares of preferred stock, $.001 par value, of which no shares were issued and outstanding.

Common Stock

     The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive out of funds legally available therefor dividends as our Board of Directors may declare from time to time. Upon a liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

     Under the Certificate of Incorporation, as amended and restated, the Board of Directors will have the authority, without further action by stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock could have the effect of delaying, deterring or preventing a change in control of the Company. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Provisions

     Except as described above regarding the Company's authorized preferred stock, there are no provisions in the Company's Certificate of Incorporation or Bylaws which would, or could, have the effect of delaying, deferring or preventing a change in control of the Company.

Transfer Agent and Registrar

     The transfer agent and registrar for the Company's common stock is OTC Stock Transfer, Inc., P.O. Box 65665, Salt Lake City, Utah 84165.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Market Information

     There is no established public trading market for the Company's Common Stock. The Common Stock trades on a sporadic basis under the symbol IMOT on the OTC Bulletin Board. There is no assurance that an established trading market will develop in the Company's shares or that any such market which may develop will be sustained.

Holders

     At December 20, 1999, there were approximately 455 record holders of the Company's Common Stock.

Dividends

     The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

Shares Issuable Pursuant to Warrants and Options or Eligible for Resale Under Rule 144 or Pursuant to Registration Rights

     At December 20, 1999, there were no warrants, options or convertible securities outstanding and exercisable to purchase, or convertible into, common stock of the Company.

     As of December 20, 1999, the Company had outstanding 9,824,112 shares of common stock. Of these shares, 4,661,561 shares are freely tradable without restriction or registration under the Securities Act by persons other than "affiliates," as defined by Rule 144 promulgated under the Securities Act. The remaining 5,162,551 shares are "restricted shares" as that term is defined by Rule 144. 5,092,851 of the restricted shares presently outstanding are presently eligible for resale under Rule 144. 4,918,653 of the restricted shares are held by affiliates of the Company.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of common stock then outstanding or the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

     The Company cannot predict the effect, if any, that the sales of common stock or the availability of such shares for sale in the public market will have on the market price for the Company's common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market after the restrictions described above lapse could adversely affect prevailing market prices for the common stock and impair the Company's ability to raise capital through an offering of equity securities in the future.

     At December 20, 1999, the Company had no obligation to register shares under the Securities Act of 1933 for sale by any persons.

Item 2. Legal Proceedings.

     The Company is from time to time a party to lawsuits incidental to its business. The Company and its management are not presently aware of any pending or threatened proceedings which, individually or in the aggregate, are believed to be material.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     In July 1999, the Company's Board of Directors selected Arthur Andersen & Co. to serve as its new independent accountants and dismissed Andersen, Andersen & Strong, L.C., Certified Public Accountants, of Salt Lake City, Utah which previously served as the independent accountants for the Company.

     Andersen, Andersen & Strong's reports on the financial statements of the Company for the fiscal years ended December 31, 1995, 1996 and 1997 contain no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty (other than uncertainty as to the company's continuing as a going concern), audit scope, or accounting principles. In connection with its audits for fiscal years 1995, 1996 and 1997 and through the date of their dismissal, there were no disagreements with Andersen, Andersen & Strong, L.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Andersen, Andersen & Strong, L.C. would have caused them to make reference thereto in its reports on the financial statements for such years.

Item 4. Recent Sales of Unregistered Securities.

     In October 1998, the Company issued 4,970,000 shares of common stock in exchange for all of the issued and outstanding shares of Intermost Limited
("IML"), a British Virgin Islands Company. The shares were issued to the shareholders of IML, Jun Liang and Andy Lin, through Allied Point Limited, Shim Yang, Wai Ho Li and Sai Keung Chan. The transaction was carried out without the use of an underwriter, without any general advertising, solicitation or public offering and without the payment of commissions pursuant to the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.

     In April 1999, the Company completed an offering of 1,298,706 shares of common stock for $999,999 in cash. The shares were sold without the use of an underwriter to 42 accredited investors. Commissions totaling $29,160 were paid in connection with the offering. The offering and sale was made pursuant to the exemption set forth in Regulation D, Rule 504 of the Securities Act of 1933, as amended which exemption was based on the following facts: (1) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (2) the Company was not an investment company; (3) the Company was not a development stage company with no specific business plan or with a business plan to engage in a merger or acquisition of an unidentified company; and (4) the aggregate offering price did not exceed $1,000,000.

     In December 1999, the Company issued 69,700 shares of common stock to Labtam Corporation as payment for the purchase of certain systems integration contracts. The transaction was carried out without the use of an underwriter, without any general advertising, solicitation or public offering and without the payment of commissions pursuant to the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.

Item 5. Indemnification and Exclusion of Liability of Directors and Officers

     So far as permitted by the Utah Business Corporation Act, the Company's Articles of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, (collectively, the "Acts") may be permitted to directors, officers or controlling persons pursuant to forgoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Acts and is, therefore, unenforceable.

                                    PART F/S

                          Index to Financial Statements
                     Intermost Corporation and Subsidiaries

                                                                           Page
                                                                           -----


Independent Auditors' Report.............................................. F-1
Consolidated Balance Sheets as of June 30, 1998 and 1999.................. F-2
Consolidated Statements of Operations for the Period from
January 2, 1998 to June 30, 1998 and the Year Ended June 30, 1999......... F-3
Consolidated Statements of Cash Flows for the Period from January 2, 1998 to June 30, 1998 and the Year Ended June 30, 1999........................ F-4
Consolidated Statement of Changes in Stockholders' Equity (Deficit)
 for the Period from January 2, 1998 to June 30, 1998 and the Year
 Ended June 30, 1999 ..................................................... F-5
Notes to Consolidated Financial Statements................................ F-6

Consolidated Balance Sheet as of September 30, 1999....................... F-20
Consolidated Statements of Operations for the Three Months Ended
 September 30, 1998 and 1999.............................................. F-21
Consolidated Statements of Cash Flows for the Three Months Ended
 September 30, 1998 and 1999.............................................. F-22
Notes to Consolidated Financial Statements................................ F-23

                                    PART III

Item 1. Index to Exhibits.


2.1*   Articles of Incorporation
2.2*   Bylaws
6.1*   Joint Venture Agreement re: Tech 2020
6.2*   Supply Agreement for Online Bookstore
6.3*   Cooperative Agreement re: formation of Jiayin E-Commerce joint venture
6.4*   Agreement re: acquisition of customer accounts from Labtam Corporation
6.5*   Subscription Agreement re: sale of common stock
6.6*   Employment Agreement with Mark Williamson
8.1*   Exchange Agreement with Shareholders of Intermost Limited
27.1*  Financial Data Schedule

*    Previously filed

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                INTERMOST CORPORATION


Date: January 5, 2000                         /s/ Jun Liang
                                              ------------------------
                                                By: Jun Liang, President

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of Intermost Corporation:

We have audited the accompanying consolidated balance sheets of Intermost Corporation (a company incorporated in the State of Utah, United States of America; formerly known as Utility Communications International, Inc.; "the Company") and Subsidiaries ("the Group") as of June 30, 1998 and 1999, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the period from January 2, 1998 (inception) to June 30, 1998 and for the year ended June 30, 1999. These financial statements give retroactive effect to the acquisition of Intermost Limited as a reverse acquisition as described in Note 2 to the accompanying financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intermost Corporation and Subsidiaries as of June 30, 1998 and 1999 and the results of their operations and their cash flows for the period from January 2, 1998 (inception) to June 30, 1998 and for the year ended June 30, 1999, after giving retroactive effect to the acquisition of Intermost Limited as a reverse acquisition as described in Note 2 to the accompanying financial statements, in conformity with generally accepted accounting principles in the United States of America.



ARTHUR ANDERSEN & CO.
Certified Public Accountants
Hong Kong

Hong Kong,
October 13, 1999.

                     INTERMOST CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                          AS OF JUNE 30, 1998 AND 1999

                                                  Note   1 9 9 8             1999
                                                 -----  ---------     --------------------
                                                           Rmb         Rmb             US$

ASSETS

Current assets:
Cash and bank deposits                                         -    4,376,906      528,612
Accounts receivable, net                            5          -       63,997        7,729
Deposits, prepayments and other
   receivables                                      6          -      946,948      114,366
Due from related companies                         15          -      168,952       20,405
Due from directors                                 15         17            -            -
                                                        ---------   ----------   ---------

     Total current assets                                     17    5,556,803      671,112

Machinery and equipment, net                        7          -      820,731       99,122
Intangible assets                                   8          -    1,200,000      144,928
Due from a joint venture partner                   15          -      243,292       29,383
                                                        ---------   ----------   ---------

     Total assets                                             17    7,820,826      944,545
                                                        =========   ==========   =========
LIABILITIES AND
SHAREHOLDERS' EQUITY (DEFICIT)

Current liabilities:
Accruals                                            9     13,359    1,168,472      141,121
Deposits from customers                                        -      158,900       19,191
Business tax payable                                           -       26,177        3,161
Due to directors                                   15          -      254,420       30,727
                                                        ---------   ----------   ---------
     Total current liabilities                            13,359    1,607,969      194,200
                                                        ---------   ----------   ---------
Shareholders' equity (deficit):
 Common stock, par value US$0.001:
  - authorized - 100,000,000 shares as of
    June 30, 1998 and 1999;
  - outstanding and fully paid - 4,970,000
    and 9,754,412 shares as of June 30, 1998
    and 1999, respectively                                41,137       80,742        9,751
  - reserved and to be issued - Nil and
    69,700 as of June 30, 1998 and 1999,
    respectively                                               -          576           70
Preferred stock, par value of US$0.001;
    authorized - 5,000,000 shares as of June
    30, 1998 and 1999; outstanding and
    fully paid - Nil as of June 30, 1998 and
   1999                                                        -            -            -
Additional paid-in capital                                     -    8,078,166      975,624
Accumulated deficit                                     (54,479)  (1,954,380)    (236,036)
Cumulative translation adjustments                             -        7,753          936
                                                        ---------   ----------   ---------
     Total shareholders' equity (deficit)               (13,342)    6,212,857      750,345
                                                        ---------   ----------   ---------
     Total liabilities and
        shareholders' equity (deficit)                        17    7,820,826      944,545
                                                        =========   ==========   =========

   The accompanying notes are an integral part of these financial statements.

Translation of amounts from Renminbi ("Rmb") into United States dollars ("US$") is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 1999 of US$1.00 = Rmb8.28. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

                     INTERMOST CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

        FOR THE PERIOD FROM JANUARY 2, 1998 (INCEPTION) TO JUNE 30, 1998
                        AND THE YEAR ENDED JUNE 30, 1999


                                       Note        1998                  1999
                                      ------     --------         -------------------
                                                    Rmb           Rmb          US$

Net sales                                16           -       3,213,299      388,080
Cost of services                                      -      (1,534,985)    (185,385)
                                               ---------      ----------    ---------

Gross profit                                          -        1,678,314      202,695

Selling, general and administrative
  expenses                                      (54,479)      (3,611,074)    (436,120)
Other income, net                                     -           32,859        3,969
                                               ---------      ----------    ---------

Loss before income taxes                 16     (54,479)      (1,899,901)    (229,456)

Provision for income taxes               10           -                -            -
                                               ---------      ----------    ----------
Net loss                                        (54,479)      (1,899,901)    (229,456)
                                               =========      ===========   ==========

Net loss per common share                      Rmb(0.01)        Rmb(0.21)    US$(0.03)
                                               =========      ===========   ==========



   The accompanying notes are an integral part of these financial statements.


Translation of amounts from Renminbi ("Rmb") into United States dollars ("US$") is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 1999 of US$1.00 = Rmb8.28. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

                     INTERMOST CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

        FOR THE PERIOD FROM JANUARY 2, 1998 (INCEPTION) TO JUNE 30, 1998
                        AND THE YEAR ENDED JUNE 30, 1999


                                                         1 9 9 8                  1 9 9 9
                                                         ---------     -----------------------------
                                                           Rmb            Rmb                 US$

Cash flows from operating activities:
Net loss                                                 (54,479)      (1,899,901)         (229,456)
Adjustments to reconcile net loss to net cash used
    in operating activities -
    Depreciation of machinery and equipment                     -           95,899            11,582
(Increase) Decrease in operating assets -
    Accounts receivable, net                                    -         (63,997)           (7,729)
    Deposits, prepayments and other receivables                 -        (946,948)         (114,366)
    Due from related companies                                  -        (168,952)          (20,405)
    Due from directors                                       (17)               17                 2
Increase (Decrease) in operating liabilities -
    Accruals                                               13,359        1,155,113           139,507
    Deposits from customers                                     -          158,900            19,191
    Business tax payable                                        -           26,177             3,161
    Due to directors                                            -          254,420            30,727
                                                         --------      -----------         ---------
Net cash used in operating activities                    (41,137)      (1,389,272)         (167,786)
                                                         --------      -----------         ---------

Cash flows from investing activities:
Additions of machinery and equipment                            -        (916,630)         (110,704)
Increase in due from a joint venture partner                    -        (243,292)          (29,383)
                                                         --------      -----------         ---------
Net cash used in investing activities                           -      (1,159,922)         (140,087)
                                                         --------      -----------         ---------

Cash flows from financing activities:
Net proceeds from issuance of common stock                      -        6,918,347           835,549
Effect of exchange reorganization                          41,137                -                 -
                                                         --------      -----------         ---------

Net cash provided by financing activities                  41,137        6,918,347           835,549
                                                         --------      -----------         ---------

Effect of exchange rate changes on cash and bank deposits       -            7,753               936
                                                         --------      -----------         ---------

Net increase in cash and bank deposits                          -        4,376,906           528,612
Cash and bank deposits, beginning of period/year                -                -                 -
                                                         --------      -----------         ---------

Cash and bank deposits, end of period/year                      -        4,376,906           528,612
                                                         ========      ===========         =========

   The accompanying notes are an integral part of these financial statements.


Translation of amounts from Renminbi ("Rmb") into United States dollars ("US$") is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 1999 of US$1.00 = Rmb8.28. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

                     INTERMOST CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF CHANGES
                        IN SHAREHOLDERS' EQUITY (DEFICIT)

                 FOR THE PERIOD FROM JANUARY 2, 1998 (INCEPTION)
                TO JUNE 30, 1998 AND THE YEAR ENDED JUNE 30, 1999


                                                                                                                     Accumulated
                                                                                                                        other
                                                                                                                     comprehensive
                                                      Common Stock                                                      income-
                                              Issued           Reserved and to be issued                          cumulative
                                     -----------------------   -------------------------
                                       Number of                Number of                Additional     Accumulated  translation
                                        shares       Amount      shares       Amount   paid-in-capital    deficit    adjustments
                                     ----------    ---------   -----------  ---------  ---------------  -----------  ------------


Balance as of January 2, 1998         4,970,000       41,137           -         -            -              -           -

Net loss                                      -            -           -         -            -        (54,479)          -
                                     -----------    --------    --------     ------  -----------     -----------     -------

Balance as of June 30, 1998           4,970,000       41,137           -         -            -        (54,479)          -

Effect of exchange reorganization     3,485,706       28,853           -         -      (28,853)             -           -

Proceeds on issuance of common stock  1,298,706       10,752           -         -    8,266,281              -           -

Common stock issuance costs                   -            -           -         -   (1,358,686)             -           -

Acquisition of contracts                      -            -      69,700       576    1,199,424

Net loss                                      -            -           -         -            -     (1,899,901)          -

Translation adjustments                       -            -           -         -            -              -       7,753
                                     -----------    --------    --------     ------  -----------     -----------     -------

Balance as of June 30, 1999           9,754,412       80,742      69,700       576    8,078,166     (1,954,380)      7,753
                                     ===========    ========    ========     ======  ===========     ===========     =======



   The accompanying notes are an integral part of these financial statements.

                     INTERMOST CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES
     -------------------------------------
Intermost Corporation ("the Company") was incorporated in the State of Utah, United States of America on March 6, 1985. With effect from October 23, 1998, the Company changed its name from Utility Communications International, Inc. to Intermost Corporation, the present one.

During the period from January 2, 1998 (inception) to June 30, 1998 (the earliest period covered by these financial statements), the Company was inactive.

On October 23, 1998, the Company acquired 100% interest in Intermost Limited ("IL"; a company incorporated in the British Virgin Islands) by issuing
4,970,000 shares of common stock of par value of US$0.001 each (after the redenomination of par value and the stock split as described in Note 12) to Mr. Jun Liang and Mr. Andy Lin, directors and shareholders of IL. IL was equally owned by Mr. Jun Liang and Mr. Andy Lin. IL and its subsidiaries ("the IL
Group") are principally engaged in the provision of business portals and e-commerce solutions, the development of software and the provision of consultation services in Hong Kong and the People's Republic of China ("the PRC").


2.   BASIS OF PRESENTATION AND CHANGE OF ACCOUNTING YEAR END
     -------------------------------------------------------
The acquisition of IL by the Company on October 23, 1998 has been treated as a reverse acquisition since IL is the continuing entity as a result of the exchange reorganization. On this basis, the historical financial statements prior to October 23, 1998 represented the consolidated financial statements of IL, which was incorporated on January 2, 1998. The shareholders' equity accounts of the Company as of January 2, 1998 have been retroactively restated to reflect the issuance of 4,970,000 shares of common stock (after the effect of the redenomination of par value and the stock split as described in Note 12).

The Company formerly had its accounting year end on December 31. Subsequent to the acquisition of IL, it changed its accounting year end to June 30 to coincide with that of IL.

3.   SUBSIDIARIES
     ------------
Details of the Company's subsidiaries (which together with the Company are collectively referred to as "the Group") as of June 30, 1999 were as follows:

                                        Percentage of
                                       equity interest
                         Place of      attributable to
      Name            incorporation       the Group        Principal activities
---------------       --------------   ----------------  -----------------------

Intermost Limited      The British           100%        Investment holding and
 ("IL")                Virgin Islands                    development of software

China E. Com           The People's          100%         Provision of business
 Information           Republic of                        portals and
 Technology Ltd.       China                              e-commerce solutions
 ("CECITL") *

IMOT Information       The People's          100%         Inactive
 Technology            Republic of
 (Shenzhen) Ltd.       China
 ("IITSL") *

Intermost (Hong        Hong Kong             100%          Inactive
 Kong) Limited
 ("IHKL")


* CECITL and IITSL are wholly foreign owned enterprises established in the PRC to be operated for a period of 10 years until 2008.

4.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------
a.   Basis of consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intra-group balances and transactions have been eliminated on consolidation.

     ------------------------------------------
b.   Machinery and equipment
     -----------------------
     Machinery and equipment are recorded at cost. Gains or losses on disposals are reflected in current operations. Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets as follows: furniture and office equipment - 5 years, motor vehicle - 5 years, computer equipment - 3 years and leasehold improvements - 1 to 3 years (over the lease terms). Major expenditures for betterments and renewals are capitalized. All ordinary repair and maintenance costs are expensed as incurred.

     The Group recognizes an impairment loss on machinery and equipment when evidence, such as the sum of expected future cash flows (undiscounted and without interest charges) indicates that future operations will not produce sufficient revenue to cover the related future costs, including depreciation. Measurement of the impairment loss is based on the fair value of the assets.

c.   Intangible assets
     -----------------
     Intangible assets represent system integration contracts acquired from an independent third party. Each contract is being amortized over the contract period.

d.   Net sales
     ---------
     Net sales represent (i) the invoiced value of business portal and e-commerce solution fees and software development fees and are recognized when the services are rendered, net of business tax, and (ii) commission income, which is recognized when the services are rendered.

     Deposits or advance payments from customers prior to provision of services are recorded as deposits from customers.

e.   Research and development expenditures
     -------------------------------------
     Research and development expenses are charged to expenses as incurred.

f.   Income taxes
     ------------
     Income taxes are provided under the provisions of Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities.

     ------------------------------------------
g.   Operating leases
     ----------------
     Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to expense on the straight-line basis over the period of the relevant leases.

h.   Comprehensive income
     --------------------
     The Group has adopted Statement of Financial Accounting Standards No. 130, which requires the Group to report all changes in equity during a period, except for those resulting from investment by shareholders and distribution to shareholders, in financial statements for the period in which they are recognized. The Group has disclosed comprehensive income, which encompasses net income and currency translation adjustments, in the consolidated statements of changes in shareholders' equity and Note 11.

i.   Foreign currency translation
     ----------------------------
     The Company considers Renminbi as its functional currency as a substantial portion of the Group's business activities are based in Renminbi.

     The translation of the financial statements into Renminbi is performed for balance sheet accounts using closing exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during each reporting period. The gains or losses resulting from translation are included in shareholders' equity separately as cumulative translation adjustments.

     Aggregate gains from foreign currency transactions included in the consolidated results of operations for the period from January 2, 1998 to June 30, 1998 and the year ended June 30, 1999 were approximately Nil and Rmb10,000 respectively.

j.   Net loss per common share
     -------------------------
     Net loss per common share is computed in accordance with Statement of Financial Accounting Standards No. 128, by dividing net loss for each period or year by the weighted average number of shares of common stock outstanding during the period or year, as if the common stock issued for the acquisition of IL (see Note 1) had been consummated prior to the period or year presented.

     ------------------------------------------
j.   Net loss per common share (Cont'd)
     -------------------------
     The computation of diluted loss per common share is similar to basic loss per common share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all dilutive securities outstanding during the period or year were exercised. The denominator is based on the following weighted average number of common shares:

                                          1 9 9 8                    1 9 9 9
                                         ---------                  ----------
    Basic                                4,970,000                  8,980,666
    Diluted                              4,970,000                  8,984,867

     No diluted loss per common share was presented in the consolidated statements of operations as the dilutive securities were anti-dilutive.

k.   Use of estimates
     ----------------
     The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

l.   Fair value of financial instruments
     -----------------------------------
     All financial instruments are carried at cost, which approximate their fair values.

5.   ACCOUNTS RECEIVABLE
     -------------------
Accounts receivable comprised:

                                      1 9 9 8                1 9 9 9
                                        Rmb             Rmb           US$

Accounts receivable                      -            150,997       18,236
Less: Allowance for doubtful
 accounts                                -            (87,000)     (10,507)
                                    -------         ---------     ---------
Accounts receivable, net                 -             63,997        7,729
                                    =======         =========     =========

6.   DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

Deposits, prepayments and other receivables comprised:

                                   1 9 9 8            1 9 9 9
                                  ---------     ------------------
                                     Rmb          Rmb          US$

Prepaid legal fees*                   -          646,384     78,066
Rental and utility deposits           -          121,450     14,668
Other deposits                        -           95,670     11,554
Other receivables                     -           41,843      5,054
Other prepayments                     -           41,601      5,024
                                 ------         --------   --------
                                      -          946,948   114,366
                                 ======         ========   ========

* Prepaid legal fees represented the balance of the proceeds from selling of common stock in December 1998 (see Note 12), which was not yet remitted to the Company.


7.   MACHINERY AND EQUIPMENT
     -----------------------
Machinery and equipment comprised:

                                       1 9 9 8           1 9 9 9
                                       -------      ---------------
                                         Rmb         Rmb        US$

Furniture and office equipment             -        142,284   17,184
Motor vehicle                              -        130,155   15,719
Computer equipment                         -        518,701   62,645
Leasehold improvements                     -        125,490   15,156
                                      -------      --------  -------
Cost                                       -        916,630  110,704
Less: Accumulated depreciation             -        (95,899) (11,582)
                                      -------      --------  --------
Machinery and equipment, net               -        820,731   99,122
                                      =======      ========  ========

8.   INTANGIBLE ASSETS
     -----------------
     On June 8, 1999, the Group entered into an agreement with an independent third party to acquire certain system integration contracts at a consideration of Rmb1,200,000, to be satisfied by 69,700 shares of common stock of the Company. Pursuant to the agreement, transfer of stock should not be later than October 8, 1999. As of June 30, 1999, no such stock were issued (see Note 12).

9.   ACCRUALS
     --------
Accruals comprised:

                                   1 9 9 8           1 9 9 9
                                  ---------   --------------------
                                     Rmb         Rmb          US$

Accrued wages and bonus                -       141,891        17,137
Accrued sub-contracting fees           -       374,412        45,219
Accrued professional fees          5,344       547,191        66,086
Others                             8,015       104,978        12,679
                                 -------     ---------      ---------
                                  13,359     1,168,472       141,121
                                 =======     =========      =========

10.  INCOME TAXES
     ------------
     The Company and its subsidiaries are subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which they operate.

     The Company is subject to the United States federal tax at a rate of 35%. IL was incorporated under the International Business Companies Act of the British Virgin Islands and, accordingly, is exempted from payment of the British Virgin Islands income taxes. The wholly foreign owned enterprises established in the PRC (IITSL and CECITL) are subject to PRC income taxes at a rate of 18% (15% state income tax and 3% local income tax). IHKL is subject to Hong Kong profits tax at a rate of 16%. As of June 30, 1999, all group companies are in a tax loss position.

     The reconciliation of the United States federal income tax rate to the effective income tax rate based on loss before income taxes stated in the consolidated statements of operations is as follows:

                                                         1 9 9 8      1 9 9 9

United States federal income tax rate                       35%          35%
Effect of different tax rates in foreign jurisdictions     (17%)        (17%)
Effect of tax loss                                         (18%)        (18%)
                                                         --------     --------
Effective income tax rate                                    -            -
                                                         --------     --------

     ------------
Deferred taxation comprised:

                                       1 9 9 8                1 9 9 9
                                      ---------       ------------------------
                                         Rmb             Rmb             US$

Temporary difference arising
 from:
  - net operating loss
           carryforwards                2,139          380,615        45,968
  - provision for doubtful
    accounts                                -           15,660         1,891
                                      --------       ---------      ---------

Deferred tax assets, gross              2,139          396,275        47,859

Valuation allowance                    (2,139)        (396,275)      (47,859)
                                      --------       ---------      ---------
Deferred tax assets, net                    -                -             -
                                      ========       =========      =========

The change in valuation allowance from June 30, 1998 to June 30, 1999 is primarily related to the tax effects of the net operating loss of approximately Rmb1,783,000 and provision for doubtful accounts of approximately Rmb87,000.
Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as reduced by the valuation allowance.


11.  COMPREHENSIVE LOSS
     ------------------
Comprehensive loss and its components, net of tax, comprised:

                                      1 9 9 8                 1 9 9 9
                                     ---------      ---------------------------
                                        Rmb              Rmb             US$

Net loss                             (54,479)        (1,899,901)      (229,456)

Other comprehensive income -
    Translation adjustments                -              7,753            936
                                     --------        -----------      ---------
Comprehensive loss                   (54,479)        (1,892,148)      (228,520)
                                     ========        ===========      =========

12.  SHARE CAPITAL
     -------------
During the period from January 2, 1998 (the earliest date covered by these financial statements) to October 22, 1998, the Company had authorized share capital of 100,000,000 shares of common stock, par value US$0.001 each, and 5,000,000 shares of preferred stock, par value US$0.001 each; and outstanding share capital of 1,742,853 shares of common stock, par value US$0.001 each. On October 23, 1998, the Company effected a redenomination of par value, resulting in 50,000,000 shares of common stock, par value US$0.002 each, authorized, and 1,742,853 shares of common stock, par value US$0.002 each, outstanding. On the same day, the Company effected a two-for-one stock split, resulting in 100,000,000 shares of common stock, par value US$0.001 each, authorized, and 3,485,706 shares of common stock, par value US$0.001 each, outstanding. Also, on October 23, 1998, the Company issued 4,970,000 shares of common stock (after the redenomination of par value and stock split described above), par value US$0.001 each, in connection with its acquisition of IL as described in Note 2.

The effects of the redenomination of par value and the stock split have been reflected retroactively in the financial statements and all loss per share computations.

On December 16, 1998, the Company sold 1,298,706 shares of common stock for cash at US$0.77 per share through a private placement. The net proceeds amounted to approximately Rmb6,918,000 (equivalent of US$836,000).

On June 8, 1999,  the Company  reserved to issue 69,700  shares of common stock,
par  value  US$0.001  each,  in  connection   with  its  acquisition  of  system
integration contracts (see Note 8).

13.  OPERATING LEASES
     ----------------
The Group has operating lease agreements for office premises and staff quarters, which extend through June 2000. Rental expenses for the period from January 2, 1998 to June 30, 1998 and the year ended June 30, 1999 were approximately Nil and Rmb201,000, respectively. Future minimum rental payments as of June 30, 1999, under agreements classified as operating leases with non-cancellable terms, are as follows:

                                     1 9 9 8                  1 9 9 9
                                   -----------         ---------------------
                                       Rmb               Rmb           US$

Payable within one year                 -              428,803        51,788
                                  ========           =========       ========

14.  RETIREMENT PLAN AND POST-EMPLOYMENT BENEFITS
     --------------------------------------------
The Group has no retirement plan or post-employment benefits for its employees.

15.  RELATED PARTY TRANSACTIONS
     --------------------------
Name and relationship of related parties:

    Name of related parties                Existing relationship with the Group
  ---------------------------              ------------------------------------
Chuangshengxin Corporate Conventions       Subsidiary of a company with common
 (Shenzhen) Company Limited                director
Corporate Conventions International        Subsidiary of a company with common
 Limited                                     director
Jiayin Investment Company Limited          A joint venture partner

Summary of related party balances is as follows:

                                 1 9 9 8                1 9 9 9
                                ---------       ----------------------
                                   Rmb            Rmb             US$

Due from related companies
 (Note a)
  - Chuangshengxin Corporate
    Conventions (Shenzhen)
    Company Limited                  -            83,000          10,025
  - Corporate Conventions
    International Limited            -            72,122           8,710
  - Jiayin Investment Company
    Limited                          -            13,830           1,670
                                -------        ----------        -------

                                     -           168,952          20,405
                                =======        ==========        ========

Due from directors
  - Mr. Jun Liang                    9                 -               -
  - Mr. Andy Lin                     8                 -               -
                                -------        ----------        -------

                                    17                 -               -
                                =======        ==========        ========

Due from a joint venture partner
 (Note b)                            -           243,292          29,383
                                =======        ==========        ========
Due to directors (Note a)
  - Mr. Jun Liang                     -          156,023          18,843
  - Mr. Andy Lin                      -           98,397          11,884
                                -------        ----------        -------
                                      -          254,420          30,727
                                =======        ==========        =======

     --------------------------
Summary of related party transactions is as follows:

                                            1 9 9 8          1 9 9 9
                                            -------   ----------------------
                                              Rmb      Rmb              US$

Commission income received
 from Corporate Conventions
 International Limited                        -      483,640           58,411
Commission expense paid to
 Corporate Conventions
 International Limited                        -      436,132           52,673
Office rentals and utility
 expenses charged to
 Chuangshengxin Corporate
 Conventions (Shenzhen)
 Company Limited                              -      116,156           14,029
                                        ========    =========        =========

Notes -

a.   The  outstanding   balances  with  related  companies  and  directors  were
     unsecured, non-interest bearing and without pre-determined repayment terms.

b. The amount due from a joint venture partner represented investment in a joint venture which was yet to be formed.


16.  SEGMENTAL INFORMATION
     ---------------------
a.   Net sales
     ---------
         Net sales comprised:

                                            1 9 9 8               1 9 9 9
                                            -------       ---------------------
                                              Rmb           Rmb            US$

    Business portals and
       e-commerce solutions                     -         2,280,547     275,429

    Software development and
      consulting commission
      income                                    -           932,752     112,651
                                           -------      -----------   ---------

                                                -         3,213,299     388,080
                                           =======      ===========   =========

    Substantially all of the Group's sales are provided in the PRC.

     ---------------------
b.   Loss before income taxes
     ------------------------
         Loss before income taxes comprised:

                                             1 9 9 8           1 9 9 9
                                            ---------  ------------------------
                                               Rmb        Rmb            US$

         Business portals and
           e-commerce solutions                   -     (404,803)      (48,888)
         Software development and
           consulting commission
           income                                 -     (961,721)    (116,150)
         Loss of inactive companies         (54,479)    (533,377)     (64,418)
                                           ---------   ----------    ----------
                                            (54,479)  (1,899,901)    (229,456)
                                           =========   ==========    ===========

c.   Assets
     ------
     Substantially all of the Group's identifiable assets are located in the PRC.

d.   Major customers
     ---------------
     Details of individual customers accounting for more than 5% of the Group's sales are as follows:

                                                         1 9 9 8        1 9 9 9

         Corporate Conventions International Limited          -           15%
Good Prominent Technology Company Limited                     -           14%
                                                         =======       ========

e.   Major suppliers
     ---------------
     Details of individual suppliers accounting for more than 5% of the Group's purchases are as follows:

                                                      1 9 9 8     1 9 9 9
                                                     ---------   ---------

         Sysway Networks                                 -          39%
         Shenzhen Yiyuda Trade Development Limited       -          11%
         Shenzhen FirstNet System Corporation            -          10%
         Guangdong Xiaotong Computer Network
          Technology Limited                             -           8%
         JOS (Guangzhou) Technology Product Limited      -           6%
         Shenzhen Delitai Industry Limited               -           6%
                                                     ======       =======

17.  OPERATING RISK
     --------------
a.   Country risk
     ------------
     The Group's operations are conducted in Hong Kong and the PRC. Accordingly, the Group's business, financial condition and results of operations may be influenced by the political, economic and legal environments in Hong Kong and the PRC, and by the general state of the Hong Kong and the PRC economies.

     Effective from July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC, and Hong Kong became a Special Administrative Region of the PRC ("the Hong Kong SAR"). As provided in the Basic Law of the Hong Kong SAR of the PRC, the Hong Kong SAR will have full economic autonomy and its own legislative, legal and judicial systems for 50 years. The Group's management does not believe that the transfer of sovereignty over Hong Kong has had an adverse impact on the Company's financial and operating environment. There can be no assurance, however, that changes in political or other conditions will not result in such an adverse impact.

     The Group's operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Group's results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

b.   Concentration of credit risk
     ----------------------------
     Concentration of accounts receivable as of June 30, 1998 and 1999 is as follows:

                                                            1 9 9 8    1 9 9 9
                                                            --------   --------

         Five largest accounts receivable                         -        90%
                                                           =========   ========

     The Group performs ongoing credit evaluation of each customer's financial condition. It maintains reserves for potential credit losses and such losses in the aggregate have not exceeded management's projections.

18.  SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
     ------------------------------------------------
Cash paid for interest and income taxes:

                                     1 9 9 8                1 9 9 9
                                   ----------       -----------------------
                                       Rmb            Rmb               US$

Interest                               -                -                 -
Income taxes                           -                -                 -
                                   =========       ========          =========


19.  OTHER SUPPLEMENTAL INFORMATION
     ------------------------------
The following items were included in the consolidated statements of operations:

                                            1 9 9 8            1 9 9 9
                                           ----------    -------------------
                                              Rmb         Rmb           US$

Depreciation of machinery and
 equipment                                     -        95,899         11,582
Operating lease rentals for
 office premises and staff
 quarters                                      -       200,698          24,239
Salary and employee benefits                   -     1,225,341         147,988
Allowance for doubtful accounts                -        87,000          10,507
Foreign exchange gain, net                     -        10,344           1,249
Research and development
 expenditures                                  -       193,282          23,343
                                          ========   =========       ==========

                              INTERMOST CORPORATION
                                  BALANCE SHEET
                               September 30, 1999
                                   (Unaudited)

                                                               RMB            US$
                                                              -----         --------

ASSETS

Current assets
     Cash                                                    3,267,020       395,523
     Accounts receivable, net                                  371,246        44,945
     Deposits, prepayments and other receivables             5,183,043       627,487
     Due from related companies                                646,667        78,289
                                                            ----------    -----------
         Total current assets                                9,467,975     1,146,244
                                                            ----------    -----------

Machinery and equipment, net                                   872,743       105,659
Intangible assets                                            1,197,105       144,928
                                                            ----------    -----------

                                                            11,537,824     1,396,831
                                                            ==========    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
     Accounts payable                                        4,724,158       571,932
     Other payables                                            263,155        31,859
     Deposits from customers                                   301,853        36,544
     Due to directors                                          253,805        30,727
     Business tax payable                                       69,904         8,463
                                                            ----------    -----------
         Total current liabilities                           5,612,877       679,525
                                                            ----------    -----------

Stockholders' Equity
Preferred Stock
     5,000,000 shares authorized, $.001 par value;
     none issued                                                     -             -
Common Stock
     100,000,000 shares authorized, $.001 par value;
     9,824,112 shares issued                                    80,543         9,751
     69,700 shares reserved for issuance                           578            70
Capital in excess of par value                               8,058,654       975,624
Accumulated deficit   (2,192,534)                             (265,440)
Cumulative translation adjustments                             (22,294)       (2,699)
                                                            ----------    -----------
     Total stockholders' equity                              5,924,948       717,306
                                                            ----------    -----------
                                                            11,537,824     1,396,831
                                                            ==========    ===========



   The accompanying notes are an integral part of these financial statements.

                              INTERMOST CORPORATION
                             STATEMENT OF OPERATIONS
                 Three Months Ended September 30, 1999 and 1998
                                   (Unaudited)

                                            For the Three Months Ended
                                                   September 30,
                                      ------------------------------------------
                                       1998                     1999
                                      ------         ---------------------------
                                       RMB             RMB                  US$
                                      ------         -------              ------

Net sales                             551,737        2,705,786          327,577

Cost of services                      115,684        1,749,848          211,846

     Gross profit                     436,053          955,938          115,731

Selling, general and
  administrative expense             (309,887)      (1,226,288)        (148,461)
Other income, net                           0           27,473            3,326
                                    ----------      -----------       ----------
Income (loss) before
  income taxes                        126,166         (242,877)         (29,404)

Provision for income taxes                  -                -                -
                                    ----------      -----------       ----------
Net income (loss)                     126,166         (242,877)         (29,404)

Net income (loss)
  per common share
     Basic                               0.01            (0.02)           (0.00)
                                    ==========      ===========      ===========
Weighted average
 shares outstanding                 9,824,112        9,824,112        9,824,112
                                    ==========      ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                              INTERMOST CORPORATION
                             STATEMENT OF CASH FLOWS
                 Three Months Ended September 30, 1999 and 1998
                                   (Unaudited)


                                                             For the Three Months Ended
                                                                  September 30,
                                                  ----------------------------------------
                                                   1998                  1999
                                                  ------         ----------------------
                                                    RMB            RMB           US$
                                                  ------         --------      --------

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)                             126,166       (242,877)     (29,404)
     Adjustments to reconcile
      net income to   net cash
      provided by operating activities:
         Depreciation                                3,353         15,934        1,929
         Cumulative translation
           adjustment                                    0        (30,025)      (3,635)
     Changes in operating assets
      and liabilities:
         (Increase) decrease in:
          Accounts receivable                     (118,156)      (307,404)     (37,216)
          Deposits, prepayments
             and other receivables                (249,634)    (4,238,379)    (513,121)
          Due from related companies                     0       (235,418)     (28,501)

         Increase (decrease) in:
          Accounts payable                          42,857      3,558,499      430,811
          Deposits from customers                        0        143,336       17,353
          Other payables                           600,896        263,155       31,859
          Business taxes payable                    24,351         43,794        5,302
                                                  --------     ----------     ---------
     Net cash used in operations                   428,838     (1,029,386)    (124,623)
                                                  --------     ----------     ---------

CASH FLOWS FROM INVESTING
 ACTIVITIES:
     Purchase of plant and equipment              (159,440)       (69,929)      (8,466)
                                                  --------     ----------     ---------
     Net cash used in investing activities        (159,440)       (69,929)      (8,466)
                                                  --------     ----------     ---------

CASH FLOWS FROM FINANCING
 ACTIVITIES:
     Proceeds from issuance of
      common stock                                  14,415              0            0
                                                  --------     ----------     ---------
     Net cash from financing activities             14,415              0            0
                                                  --------     ----------     ---------

Net increase (decrease) in cash                    283,814     (1,099,315)    (133,089)
Cash at beginning of period                              0      4,366,335      528,612
                                                  --------     ----------     ---------
Cash at end of period                              283,814      3,267,020      395,523
                                                  ========     ==========     =========



   The accompanying notes are an integral part of these financial statements.

                              INTERMOST CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1999
                                   (Unaudited)

1.   INTERIM FINANCIAL PRESENTATION

     The interim financial statements are prepared pursuant to the requirements for reporting on Form 10-QSB. The interim financial statements and notes thereto should be read in conjunction with the financial statements and notes included elsewhere herein at and for the year ended June 30, 1999. In the opinion of management, the interim financial statements reflect all adjustments of a normal recurring nature necessary for a fair statement of the results for the interim period presented.

2.   TRANSLATION OF AMOUNTS

     Translation of amounts from Renminbi ("Rmb") into United States dollars ("US$") is for the convenience of readers and has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 1999 of US$1.00=Rmb8.26. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate.

3.   SUBSEQUENT EVENTS

     Issuance of shares
     ------------------
     Pursuant to the terms of the acquisition of certain systems integration contracts, the Company issued 69,700 shares of common stock as payment in full for those contracts subsequent to September 30, 1999.

     Employment agreement and stock options
     --------------------------------------
     In November 1999, the Company entered into a two year employment agreement with Mark Williamson to serve as Vice President of Business Development.

     Pursuant to the terms of the employment agreement with Mark Williamson, the Company granted stock options to purchase (1) 250,000 shares of common stock at $3.50 per share exercisable commencing on the first anniversary of the employment agreement and (2) 250,000 shares of common stock at $4.00 per share exercisable commencing on the second anniversary of the employment agreement. Mr. Williamson is also entitled to receive 15,000 shares of common stock of the Company after each six months of employment.